Exhibit 99.12
Consolidated

AUDITORS’ REPORT TO THE BOARD OF DIRECTORS OF INFOSYS TECHNOLOGIES LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

We have audited the attached consolidated Balance Sheet of Infosys Technologies Limited (‘the Company’) and its subsidiaries (collectively referred to as the ‘Infosys Group’) as at 31 March 2009, the consolidated Profit and Loss Account of the Infosys Group for the quarter and year ended on that date and the consolidated Cash Flow Statement of the Infosys Group for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements and AS 25, Interim Financial Reporting, prescribed by the Companies (Accounting Standards) Rules, 2006.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a)	in the case of the consolidated Balance Sheet, of the state of affairs of the Infosys Group as at 31 March 2009;
(b)	in the case of the consolidated Profit and Loss account, of the profit of the Infosys Group for the quarter and year ended on that date; and
(c)	in the case of the consolidated Cash Flow Statement, of the cash flows of the Infosys Group for the year ended on that date.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
15 April 2009

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Consolidated Balance Sheet as at	Schedule	March 31, 2009	March 31, 2008
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	286	286
Reserves and surplus	2	17,968	13,509
		18,254	13,795
MINORITY INTEREST		–	–
		18,254	13,795
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		7,093	5,439
Less: Accumulated depreciation and amortization		2,416	1,986
Net book value		4,677	3,453
Add: Capital work-in-progress		677	1,324
		5,354	4,777
INVESTMENTS	4	–	72
DEFERRED TAX ASSETS, NET	5	126	119
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	3,672	3,297
Cash and bank balances	7	9,695	6,950
Loans and advances	8	3,279	2,771
		16,646	13,018
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	2,004	1,722
Provisions	10	1,868	2,469
NET CURRENT ASSETS		12,774	8,827

		18,254	13,795
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24
The schedules referred to above form an integral part of the consolidated balance sheet.

As per our report attached
for B S R & Co.

Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Co-Chairman	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer

	Deepak M. Satwalekar Director	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director

	Claude Smadja Director	Sridar A. Iyengar Director	David L. Boyles Director	Jeffrey S. Lehman Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore April 15, 2009	Parvatheesam K. Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Schedule	Quarter endedMarch 31,		Year endedMarch 31,
		2009	2008	2009	2008
Income from software services, products and business process management		5,635	4,542	21,693	16,692
Software development and business process management expenses	11	3,045	2,482	11,765	9,207
GROSS PROFIT		2,590	2,060	9,928	7,485
Selling and marketing expenses	12	270	223	1,104	916
General and administration expenses	13	429	359	1,629	1,331
		699	582	2,733	2,247
OPERATING PROFIT BEFORE DEPRECIATION AND MINORITY INTEREST		1,891	1,478	7,195	5,238
Depreciation and amortisation		228	157	761	598
OPERATING PROFIT BEFORE TAX AND MINORITY INTEREST		1,663	1,321	6,434	4,640
Other income, net	14	252	139	473	704
NET PROFIT BEFORE TAX AND MINORITY INTEREST		1,915	1,460	6,907	5,344
Provision for taxation (refer to note 24.2.8)	15	302	211	919	685
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST		1,613	1,249	5,988	4,659
Minority interest		–	–	–	–
NET PROFIT AFTER TAX AND MINORITY INTEREST		1,613	1,249	5,988	4,659
Balance Brought Forward		10,533	7,950	6,828	4,941
Less: Residual dividend paid		–	–	1	–
Additional dividend tax		–	–	–	–
		10,533	7,950	6,827	4,941
AMOUNT AVAILABLE FOR APPROPRIATION		12,146	9,199	12,815	9,600
Dividend
Interim		–	–	572	343
Final		773	415	773	415
Special dividend		–	1,144	–	1,144
Total dividend		773	1,559	1,345	1,902
Dividend tax		131	265	228	323
Amount transferred to General Reserve		682	547	682	547
Balance in profit and loss account		10,560	6,828	10,560	6,828
		12,146	9,199	12,815	9,600
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Basic		28.16	21.83	104.60	81.53
Diluted		28.13	21.78	104.43	81.26
Number of shares used in computing earnings per share
Basic		57,27,46,241	57,18,27,067	57,24,90,211	57,13,98,340
Diluted		57,33,87,566	57,33,04,655	57,34,63,181	57,33,06,887
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24
 * Refer to note 24.2.16

The schedules referred to above form an integral part of the consolidated profit and loss account.

As per our report attached
for B S R & Co.

Chartered Accountants
Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Co-Chairman	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer

	Deepak M. Satwalekar Director	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director

	Claude Smadja Director	Sridar A. Iyengar Director	David L. Boyles Director	Jeffrey S. Lehman Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore April 15, 2009	Parvatheesam K. Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Consolidated Cash Flow Statement for the	Schedule	Year ended March 31,
		2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax and minority interest		6,907	5,344
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		–	–
Depreciation and amortisation		761	598
Interest and dividend income		(876)	(681)
Profit on sale of Iiquid mutual funds		–	–
Profit on sale of Investments		–	–
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(76)	(19)
Effect of exchange differences on translation on subsidiaries		(29)	22
Changes in current assets and liabilities
Sundry debtors	16	(375)	(830)
Loans and advances	17	(514)	(190)
Current liabilities and provisions	18	429	410
Income taxes paid	19	(902)	(549)
NET CASH GENERATED BY OPERATING ACTIVITIES		5,325	4,105
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	20	(1,327)	(1,494)
Payment for purchase of business, net of cash acquired		(10)	(101)
Payment for acquisition of shared service centre		(6)	–
Investments in/ disposal of securities	21	72	(47)
Acquisition of minority interest in subsidiary		–	(24)
Proceeds from disposal of fixed assets		2	–
Interest and dividend received	23	1,056	546
NET CASH USED IN INVESTING ACTIVITIES		(213)	(1,120)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		64	58
Dividends paid during the period, including dividend tax		(2,494)	(835)
NET CASH USED IN FINANCING ACTIVITIES		(2,430)	(777)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		76	19
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,758	2,227
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		8,235	6,008
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	10,993	8,235
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24
The schedules referred to above form an integral part of the consolidated cash flow statement.

As per our report attached
for B S R & Co.

Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairmanand Chief Mentor	Nandan M. Nilekani Co-Chairman	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer

	Deepak M. Satwalekar Director	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director

	Claude Smadja Director	Sridar A. Iyengar Director	David L. Boyles Director	Jeffrey S. Lehman Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore April 15, 2009	Parvatheesam K. Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except per share data
	Schedules to the Consolidated Balance Sheet as at	March 31, 2009	March 31, 2008
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	286	286
	57,28,30,043 (57,19,95,758) equity shares fully paid up
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the General reserve]
		286	286
	Forfeited shares amounted to Rs.1,500/- (Rs.1,500/-)
	* For details of options in respect of equity shares, refer to note 24.2.7
	* Refer to note 24.2.16 for details of basic and diluted shares
2	RESERVES AND SURPLUS
	Capital reserve	6	6
	Foreign currency translation reserve	(7)	22
	Share premium account - As at April 1,	2,851	2,768
	Add: Receipts on exercise of employee stock options	64	58
	Income Tax benefit arising from exercise of stock options	10	25
		2,925	2,851
	General reserve - As at April 1,	3,802	3,255
	Add: Transfer from Profit and Loss Account	682	547
		4,484	3,802
	Balance in Profit and Loss Account	10,560	6,828
		17,968	13,509

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Schedules to the Consolidated Balance Sheet

 in Rs. Crore, except as otherwise stated
3	FIXED ASSETS
	Particulars	Original cost				Depreciation and amortization				Net book value
		As at April 1, 2008	Additions/ Adjustments	Deletions/ Retirement/ Adjustments	As at March 31, 2009	As at April 1, 2008	For the period	Deletions/ Retirement/ Adjustments	As at March 31, 2009	As at March 31, 2009	As at March 31, 2008
	Goodwill	689	–	–	689	–	–	–	–	689	689
	Land: free-hold	131	41	–	172	–	–	–	–	172	131
	leasehold	99	14	–	113	–	–	–	–	113	99
	Buildings	1,958	955	–	2,913	378	157	–	535	2,378	1,580
	Plant and machinery#	869	407	93	1,183	416	198	93	521	662	453
	Computer equipment#	1,076	316	159	1,233	848	257	145	960	273	228
	Furniture and fixtures#	581	232	93	720	327	125	93	359	361	254
	Leasehold improvements	33	21	–	54	17	11	–	28	26	16
	Vehicles	3	1	–	4	–	1	–	1	3	3
	Intangible Asset	–	12	–	12	–	12	–	12	–	–
		5,439	1,999	345	7,093	1,986	761	331	2,416	4,677	3,453
	Previous year	4,642	1,245	448	5,439	1,836	598	448	1,986	3,453
Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited
# During the year ended March 31, 2009 and March 31, 2008, certain assets which were old and not in use having a gross book value of Rs. 344 crore and Rs. 448 crore respectively, (net book value Nil) were retired*
 During the year ended March 31, 2009 goodwill arising on acquisition of a subsidiary was adjusted on final valuation of net assets

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
	Schedules to the Consolidated Balance Sheet as at	March 31, 2009	March 31, 2008
4	INVESTMENTS *
	Trade (unquoted) – at cost
	Long- term investments
	Other investments	12	12
	Less: Provision made for investments	12	12
		–	–
	Non-trade (unquoted) - at lower of cost and fair value
	Current investments
	Liquid mutual funds	–	72
		–	72
	Aggregate amount of unquoted investments	–	72
5	DEFERRED TAX ASSETS / (LIABILITIES)
	Fixed assets	128	91
	Sundry debtors	8	7
	Others	27	21
	Less: Deferred Tax Liability for branch profit tax	(37)	–
		126	119
6	SUNDRY DEBTORS
	Debts outstanding for a period exceeding six months
	Unsecured
	considered good	–	–
	considered doubtful	40	21
	Other debts
	Unsecured
	considered good*	3,672	3,297
	considered doubtful	66	20
		3,778	3,338
	Less: Provision for doubtful debts	106	41
		3,672	3,297
	* Includes dues from companies where directors are interested	8	2
7	CASH AND BANK BALANCES
	Cash on hand	–	–
	Balances with scheduled banks**
	In current accounts *	124	277
	In deposit accounts in Indian Rupees	8,551	5,913
	Balances with non-scheduled banks in foreign currencies**
	In deposit accounts	232	153
	In current accounts	788	607
		9,695	6,950
	*Includes balance in unclaimed dividend account (Refer note 24.2.22.a)	2	2
	**Refer to note 24.2.20 for details of balances in scheduled and non-scheduled banks
8	LOANS AND ADVANCES
	Unsecured, considered good
	Advances
	Prepaid expenses	35	33
	For supply of goods and rendering of services	15	13
	Advance to gratuity trust	1	12
	Interest accrued and not due	6	186
	Withholding and other taxes receivable	167	13
	Others	8	21
		232	278
	Unbilled revenues	750	482
	Advance income taxes	274	218
	MAT credit entitlement (refer to note 24.2.8)	284	175
	Loans and advances to employees
	Housing and other loans	43	42
	Salary advances	74	73
	Electricity and other deposits	37	32
	Rental deposits	34	25
	Deposits with financial institution and body corporate (refer to note 24.2.9)	1,551	1,446
		3,279	2,771
	Unsecured, considered doubtful
	Loans and advances to employees	3	1
		3,282	2,772
	Less: Provision for doubtful loans and advances to employees	3	1
		3,279	2,771
9	CURRENT LIABILITIES
	Sundry creditors
	Goods and services	27	53
	Accrued salaries and benefits
	Salaries	71	80
	Bonus and incentives	472	413
	For other liabilities
	Provision for expenses	666	450
	Retention monies	55	53
	Withholding and other taxes payable	218	218
	Mark to Market loss on forward and options contracts	114	118
	Payable for acquisition of subsidiary	3	–
	Gratuity obligation - unamortised amount	29	33
	Others	11	10
		1,666	1,428
	Advances received from clients	5	6
	Unearned revenue	331	286
	Unclaimed dividend (refer to note 24.2.22.a)	2	2
		2,004	1,722
10	PROVISIONS
	Proposed dividend	773	1,559
	Provision for
	Tax on dividend	131	265
	Income taxes*	581	402
	Unavailed leave	291	190
	Post-sales client support and warranties#	92	53
		1,868	2,469
	* Refer to note 24.2.8
	# Refer to note 24.2.17

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
	Schedules to Consolidated Profit and Loss Account for the	Quarter ended March 31,		Year ended March 31,
		2009	2008	2009	2008
11	SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES
	Salaries and bonus including overseas staff expenses	2,529	2,040	9,650	7,632
	Overseas group health insurance	34	36	142	19
	Contribution to provident and other funds	58	52	245	192
	Staff welfare	12	16	72	58
	Overseas travel expenses	121	124	609	505
	Traveling and conveyance	–	–	–	2
	Technical sub-contractors	97	51	396	265
	Software packages
	For own use	98	62	320	225
	For service delivery to clients	14	3	41	26
	Communication expenses	26	23	94	79
	Rent	18	17	71	49
	Computer maintenance	6	10	25	27
	Consumables	5	4	22	21
	Provision for post-sales client support and warranties	19	26	39	45
	Miscellaneous expenses	8	18	39	62
		3,045	2,482	11,765	9,207
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	231	163	819	606
	Overseas group health insurance	1	1	6	1
	Contribution to provident and other funds	–	1	3	4
	Staff welfare	–	–	4	3
	Overseas travel expenses	18	25	110	102
	Traveling and conveyance	1	1	5	4
	Brand building	6	14	62	56
	Commission and earnout charges	(5)	3	11	64
	Professional charges	4	2	22	21
	Rent	4	3	16	15
	Marketing expenses	3	3	20	19
	Telephone charges	4	2	14	8
	Printing and stationery	–	1	1	1
	Advertisements	1	1	2	6
	Sales promotion	–	1	2	3
	Communication expenses	1	1	4	2
	Miscellaneous expenses	1	1	3	1
		270	223	1,104	916
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	129	97	444	352
	Overseas group health insurance	1	–	3	(2)
	Contribution to provident and other funds	4	3	17	12
	Staff welfare	–	–	–	1
	Overseas travel expenses	6	7	29	24
	Traveling and conveyance	17	26	92	102
	Telephone charges	38	34	160	133
	Professional charges	54	58	237	189
	Power and fuel	34	31	147	122
	Office maintenance	48	40	168	136
	Guesthouse maintenance	2	–	5	1
	Insurance charges	6	7	26	26
	Printing and stationery	2	4	12	18
	Rates and taxes	11	8	34	36
	Donations	2	5	21	20
	Rent	7	5	27	22
	Advertisements	–	1	4	7
	Professional membership and seminar participation fees	3	2	10	9
	Repairs to building	10	8	33	23
	Repairs to plant and machinery	6	6	22	20
	Postage and courier	2	3	11	11
	Books and periodicals	1	1	3	4
	Recruitment and training	1	1	6	3
	Provision for bad and doubtful debts	20	5	75	43
	Provision for doubtful loans and advances	–	–	1	–
	Commission to non-whole time directors	2	1	6	4
	Auditor’s remuneration
	Statutory audit fees	1	1	2	1
	Bank charges and commission	1	1	3	1
	Freight charges	1	1	1	1
	Research grants	17	1	20	4
	Miscellaneous expenses	3	2	10	8
		429	359	1,629	1,331
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	259	178	871	672
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	2	2	5	9
	Miscellaneous income, net (refer to note 24.2.10 and 24.2.21)	6	4	36	11
	Gains/ (losses) on foreign currency	(15)	(45)	(439)	12
		252	139	473	704
	*includes tax deducted at source	53	20	184	89
15	PROVISION FOR TAXATION
	Income taxes*	276	327	1,035	884
	MAT credit entitlement	14	(113)	(109)	(177)
	Deferred taxes	12	(3)	(7)	(22)
		302	211	919	685
	* Refer to note 24.2.8

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
	Schedules to Consolidated Cashflow Statements for the	Year ended March 31,
		2009	2008
16	CHANGE IN SUNDRY DEBTORS
	As per the Balance Sheet	3,672	3,297
	Less: Opening balance considered	(3,297)	(2,436)
	Sundry debtors pertaining to acquired company	–	(31)
		375	830
17	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet*	3,279	2,771
	Add:Gratuity obligation - unamortised amount relating to plan amendment (refer to note 24.2.18)	(29)	(33)
	Less: Deposits with financial institutions, included in cash and cash equivalents **	(1,298)	(1,285)
	MAT credit entitlement	(284)	(175)
	Advance income taxes separately considered	(274)	(218)
	Interest accrued and not due	(6)	(186)
		1,388	874
	Less: Opening balance considered	(874)	(673)
	Loans and advances pertaining to acquired company	–	(11)
		514	190
	* Net of gratuity transitional liability
	** Excludes restricted deposits held with LIC of Rs.253 crore (Rs.161 crore) for funding leave liability
18	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet	3,872	4,191
	Add/ (Less): Unclaimed dividend	(2)	(2)
	Gratuity obligation - unamortised amount relating to plan ammendment	(29)	(33)
	Payable for acquisition made by subsidiary	(3)	–
	Payable for acquisition of shared service centre	–	(6)
	Provisions separately considered in the cash flow statement
	Income taxes	(581)	(402)
	Dividends	(773)	(1,559)
	Dividend tax	(131)	(265)
		2,353	1,924
	Less: Opening balance considered	(1,924)	(1,488)
	Current liabilities and provisions pertaining to acquired company	–	(26)
		429	410
19	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	919	685
	Add: Increase/ (Decrease) in advance income taxes	56	(135)
	Increase / (Decrease) in deferred taxes	7	27
	Increase / (Decrease) in MAT credit entitlement	109	175
	Less: Income tax benefit arising from exercise of stock options	(10)	(25)
	(Increase)/Decrease in income tax provision	(179)	(178)
		902	549
20	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	Additions as per Balance Sheet*	1,974	1,135
	Less: Opening Capital work-in-progress	(1,324)	(965)
	Add: Closing Capital work-in-progress	677	1,324
		1,327	1,494
	* Excludes goodwill of Rs. 100 crore and net fixed assets of Rs. 10 crore related to acquired company for the year ended March 31, 2008.
	* Excludes effect of exchange rate fluctuations of Rs.25 crores as at March 31,2009.
21	INVESTMENTS IN / (DISPOSAL OF) SECURITIES *
	As per the Balance Sheet	–	72
	Less: Profit on sale of liquid mutual funds	–	–
	Less: Opening balance considered	(72)	(25)
		(72)	47
	* Refer to note 24.2.11 for details of investments and redemptions
22	CASH AND CASH EQUIVALENTS AT THE END
	As per the Balance Sheet	9,695	6,950
	Add: Deposits with financial institutions (excluding interest accrued and not due)**	1,298	1,285
		10,993	8,235
	** Excludes restricted deposits held with LIC of Rs.253 crore (Rs.161 crore) for funding leave liability
23	INTEREST AND DIVIDEND RECEIVED
	Interest accrued but not due opening balance	186	51
	Add: Interest and dividend income	876	681
	Less: Interest acrrued but not due closing balance	(6)	(186)
		1,056	546

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Schedules to the Consolidated Financial Statements for the quarter and year ended March 31, 2009

24. Significant accounting policies and notes on accounts

Company overview
Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited ("Infosys BPO") and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), Infosys Consulting, Inc.("Infosys Consulting"), Infosys Technologies S. DE R.L. de C.V. ("Infosys Mexico") and Infosys Technologies (Sweden) AB.("Infosys Sweden") is a leading global technology services corporation. The group of companies ("the Group") provides end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance. The Group provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry, business consulting and business process management services.

24. 1 Significant accounting policies

24.1.1 Basis of preparation of financial statements

The consolidated financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair value. GAAP comprises mandatory accounting standards prescribed by the Companies (Accounting Standards) Rules, 2006 and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The consolidated financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the Accounting Standard (AS) 21, “Consolidated Financial Statements”.  The financial statements of Infosys - the parent company, Infosys BPO, Infosys China, Infosys Australia, Infosys Mexico and Infosys Consulting have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.

24.1.2      Use of estimates

The preparation of the financial statements in conformity with GAAP requires the management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage-of-completion which requires the Group to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired.  An impairment loss is recognised wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset’s net selling price and value in use i.e. the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset other than goodwill is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

24.1.3 Revenue recognition

Revenue is primarily derived from software development and related services, licensing of software products and business process management. Arrangements with customers are either on a fixed price, fixed timeframe or on a time and material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage-of-completion. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage of completion. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases.  If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of value-added taxes in its consolidated profit and loss account.

Profit on sale of investments is recorded on transfer of title from the Group and is determined as the difference between the sale price and carrying value of the investment.  Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Group’s right to receive dividend is established.

24.1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal  obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

24.1.4.a Post-sales client support and warranties

The Group provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales The company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

24.1.4.b  Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

24.1.5 Fixed assets, including goodwill, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairments, if any.  Direct costs are capitalized until fixed assets are ready for use.  Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the reporting date.  Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.  Goodwill comprises the excess of purchase consideration over the fair value of the net assets of the acquired enterprise.

24.1.6 Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased/sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for its use.  Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. Management estimates the useful lives for the other fixed assets as follows:-

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

24.1.7 Retirement benefits to employees

24.1.7.a Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees of the company and Infosys BPO. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific instruments, as permitted by the law.  The Group recognizes the net obligation of the Gratuity plan in the consolidated balance sheet as an asset or liability, respectively in accordance with AS 15, “Employee Benefits”. The Group's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the consolidated profit and loss account in the period in which they arise.

24.1.7.b Superannuation

Certain employees of Infosys are also participants in the superannuation plan (the Plan) which is a defined contribution plan. Until March 2005, the company made contributions under the Plan to the Infosys Technologies Limited Employees’ Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions.  Certain employees of Infosys BPO and Infosys Australia were also eligible for superannuation benefit. Infosys BPO and Infosys Australia made monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. Infosys BPO had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Effective April 1, 2005, a portion of the monthly contribution amount is paid directly to the employees as an allowance and the balance amount is contributed to the Infosys Superannuation Trust.

24.1.7.c  Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions.

24.1.7.d Compensated absences

The employees of the Group are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is measured based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

24.1.8 Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

24.1.9 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in the profit or loss account. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.  Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

The functional currency of Infosys and Infosys BPO is the Indian Rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico and Infosys Sweden are their respective local currencies. The translation of financial statements of the foreign subsidiaries from the local currency to the functional currency of the company is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in "Reserves and Surplus". When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to profit or loss.

24.1.10 Forward contracts and options in foreign currencies

The Group uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Group and the Group does not use those for trading or speculation purposes.

Effective April 1, 2008, the Group adopted AS 30, "Financial Instruments: Recognition and Measurement", to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions is recognized in the profit or loss account. The Group records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete.  On completion, the gain or loss is transferred to the consolidated profit and loss account of that period.  To designate a forward or options contract as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the consolidated profit and loss account. Currently the hedges undertaken by the Group are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the consolidated profit and loss account at each reporting date.

24.1.11 Income taxes

Income taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance to the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the consolidated balance sheet if there is convincing evidence that the Group will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Group offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference.  The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets, other than those relating to unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each reporting date. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to the consolidated profit and loss account are credited to the share premium account.

24.1.12 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also  the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the consolidated financial statements by the Board of Directors.

24.1.13 Investments

Trade investments are the investments made to enhance the Group’s business interests.  Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment.  Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

24.1.14 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The group considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

24.1.15 Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature , any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated.

24.2 Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in note 24.3. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period/ year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

24.2.1 Aggregate expenses

The aggregate amounts incurred on certain specific expenses:

in Rs. crore
	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Salaries and bonus including overseas staff expenses*	2,889	2,300	10,913	8,590
Overseas group health Insurance#	36	37	151	18
Contribution to provident and other funds	62	56	265	208
Staff welfare	12	16	76	62
Overseas travel expenses	145	156	748	631
Traveling and conveyance	18	27	97	108
Technical sub-contractors	97	51	396	265
Software packages
for own use	98	62	320	225
for service delivery to clients	14	3	41	26
Professional charges	58	60	259	210
Telephone charges	42	36	174	141
Communication expenses	27	24	98	81
Power and fuel	34	31	147	122
Office maintenance	48	40	168	136
Guesthouse maintenance**	2	–	5	1
Rent	29	25	114	86
Brand building	6	14	62	56
Commission and earnout charges	(5)	3	11	64
Insurance charges	6	7	26	26
Printing and stationery	2	5	13	19
Computer maintenance	6	10	25	27
Consumables	5	4	22	21
Rates and taxes	11	8	34	36
Advertisements	1	2	6	13
Donations	2	5	21	20
Marketing expenses	3	3	20	19
Professional membership and seminar participation fees	3	2	10	9
Repairs to building	10	8	33	23
Repairs to plant and machinery	6	6	22	20
Postage and courier	2	3	11	11
Provision for post-sales client support and warranties	19	26	39	45
Books and periodicals	1	1	3	4
Recruitment and training	1	1	6	3
Provision for bad and doubtful debts	20	5	75	43
Provision for doubtful loans and advances	–	–	1	–
Commission to non-whole time directors	2	1	6	4
Sales promotion expenses	–	1	2	3
Auditor’s remuneration
statutory audit fees	1	1	2	1
certification charges
others
Bank charges and commission	1	1	3	1
Freight charges	1	1	1	1
Research grants	17	1	20	4
Miscellaneous expenses	12	21	52	71
	3,744	3,064	14,498	11,454
Fringe Benefit Tax (FBT) in India amounting included in the above	4	6	28	21
* During the year ended March 31, 2008, the company paid an amount of Rs.102 crore to the California Division of Labor Standards Enforcement (DLSE) towards settlement of possible over time payment to certain employees.
# The Company records health insurance liabilities based on the maximum individual claimable amounts by employees. During the year ended March 31, 2008, the company completed its reconciliation of amounts actually claimed by employees to date, including past years, with the aggregate amount of recorded liability and the net excess provision of Rs. 71 crore was written back.
** For non-training purpose

24.2.2 Capital commitments and contingent liabilities

in Rs. Crore
Particulars	As at
	March 31, 2009		March 31, 2008
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		372		664
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		17		7
Claims against the company, not acknowledged as debts
(Net of amount paid to statutory authorities of Rs.200 crore (Rs.101 crore)*		4		3
	in million	in Rs. Crore	in million	in Rs. Crore
Forward contracts outstanding
In US $	$278	1,407	$586	2,346
In Euro	€ 27	179	€ 15	93
In GBP	£21	149	£3	24
Options contracts outstanding
Euro Forward Extra in Euro	–	–	€ 5	32
Range barrier options in US $	$113	573	$100	400
Euro Accelerator	–	–	€ 12	76
Seagull options in US $	$60	304	–	–
Range barrier options in GBP	–	–	£8	60
* Claims against the company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs.197 crore (Rs.98 crore), including interest of Rs.43 crore (Rs.18 crore) upon completion of their tax review for fiscal 2004 and fiscal 2005. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter for fiscal 2004 and fiscal 2005 is pending before the Commissioner of Income tax (Appeals), Bangalore.

The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial postion and results of operations.

24.2.3 Obligations on long-term, non-cancelable operating leases

The lease rentals charged for the quarter and year ended March 31, 2009 and 2008 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:-

in Rs. Crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008

Lease rentals recognized during the period	29	25	114	86

in Rs. Crore
Lease obligations	As at
	March 31, 2009	March 31, 2008

Within one year of the balance sheet date	80	65
Due in a period between one year and five years	223	145
Due after five years	72	76

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of these lease agreements have price escalation clause.

24.2.4  Related party transactions

During the quarter and year ended March 31, 2009, an amount of Rs. 5 crore and Rs. 20 crore (Rs. 5 crore and Rs.20 crore for quarter and year ended March 31, 2008) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

During the and quarter and year ended March 31, 2009, a grant of Rs 15 crores (Rs. NIL for the year ended March 31, 2008) has been provided towards Infosys Science Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

24.2.5 Transactions with key management personnel

Particulars of remuneration and other benefits paid to key management personnel during the quarter and year ended March 31, 2009 and 2008 have been detailed in Schedule 24.3, since the amounts are less than a crore.

24.2.6 Research and development expenditure

in Rs. Crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Capital	–	–	31	–
Revenue	85	47	237	201

24.2.7 Stock option plans

The company has two stock option plans that are currently operational.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares.  A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan.  All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

Number of options granted, exercised and forfeited during the	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Options outstanding, beginning of period	11,22,317	19,21,491	15,30,447	20,84,124
Less: exercised	1,14,578	3,37,832	4,55,586	5,00,465
forfeited	90,980	53,212	1,58,102	53,212
Options outstanding, end of period	9,16,759	15,30,447	9,16,759	15,30,447

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000  equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Options outstanding, beginning of period	10,09,755	16,45,299	14,94,693	18,97,840
Less: exercised	73,962	1,03,989	3,78,699	2,85,431
forfeited	15,717	46,617	1,95,918	1,17,716
Options outstanding, end of period	9,20,076	14,94,693	9,20,076	14,94,693

The aggregate options considered for dilution are set out in note 24.2.16

Infosys BPO's 2002 Plan

Infosys BPO's 2002 Plan provides for the grant of stock options to employees of Infosys BPO and was approved by the Board of Directors and stockholders in September 2002.  All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Infosys BPO.  The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value (“FMV”) on the date of grant.  Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting.  The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in Infosys BPO's 2002 Plan for the quarter and year ended March 31, 2009 and  2008 :-

Number of options granted, exercised and forfeited	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Options outstanding, beginning of period	–	-	-	2,200
Granted	-	-	-	-
Less: exercised	-	-	-	-
forfeited	-	-	-	(2,200)
Options outstanding, end of period	-	-	-	-

Proforma Accounting for Stock Option Grants

Guidance note on "Accounting for employee share based payments" issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by the guidance note, Infosys has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of the guidance note "Accounting for employee share based payments". Had the compensation cost for Infosys's stock-based compensation plan been determined in a manner consistent with the fair value approach described in guidance note, the Company's net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:-

Particulars	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Net Profit:
As Reported	1,613	1,249	5,988	4,659
Less: Stock-based employee compensation expense	2	4	7	13
Adjusted Proforma	1,611	1,245	5,981	4,646
Basic Earnings per share as reported	28.16	21.83	104.60	81.53
Proforma Basic Earnings per share	28.13	21.77	104.47	81.31
Diluted Earnings per share as reported	28.13	21.78	104.43	81.26
Proforma Diluted Earnings per share	28.10	21.72	104.30	81.04

The Finance Act, 2007 included Fringe Benefit Tax (“FBT”) on Employee Stock Option’s Plan (ESOPs). FBT liability crystallizes on the date of exercise of stock options. During the quarter and year ended March 31, 2009, 1,14,578 and 73,962 equity shares, 4,55,586 and 3,78,699 equity shares were issued pursuant to the exercise of stock options by employees under the 1998 and 1999 stock option plans, respectively. FBT on exercise of stock options of Rs. 1 crore and Rs. 3 crore for the quarter and year ended March 31, 2009 has been paid by the Company and subsequently recovered from the employees. Consequently, there is no impact on the profit and loss account.

24.2.8     Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Most of Infosys’ operations are conducted through Software Technology Parks (“STPs”).  Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2010.

Infosys also has operations in Special Economic Zone ("SEZ's"). Income from SEZs are fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. Pursuant to the amendments in the Indian Income Tax Act, the company has calculated its tax liability after considering Minimum Alternate Tax (MAT). MAT liability can be carried forward and set off against the future tax liabilities. Accordingly a sum of Rs.284 crore and Rs.175 crore is carried forward and disclosed under "Loans and Advances" in the balance sheet as of March 31, 2009 and March 31, 2008, respectively.

The tax provision for the year ended March 31, 2009, includes a net reversal of Rs.108 crore pertaining to earlier periods, comprising Rs. 323 crore for provisions no longer required which is offset by a charge of Rs. 215 crore due to re-assessment of  uncertain tax positions. The tax provision for the year ended March 31, 2008 includes a net reversal of Rs.121 crore relating to liabilities no longer required. Further, the tax provision for the quarter ended March 31, 2009 and March 31, 2008 includes a reversal of Rs. 15 crore (net) and Rs.20 crore (net), respectively.

24.2.9 Loans and advances

in Rs. Crore
Particulars	As at
	March 31, 2009	March 31, 2008
Deposits with financial institutions and body corporate:
HDFC Limited	1,298	1,000
GE Capital Services India Limited	–	285
Life Insurance Corporation of India	253	161
	1,551	1,446

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with Life Insurance Corporation of India represents amount deposited to settle employee benefit obligations as and when they arise during the normal course of business. (Refer to note 24.2.22.b.)

24.2.10. Fixed assets

Profit / loss on disposal of fixed assets during the quarter and year ended March 31, 2009 and 2008 is less than Rs.1 crore and accordingly disclosed in note 24.3.

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2009.

24.2.11. Details of Investments

Details of investments in and disposal of securities for the quarter and year ended March 31, 2009 and 2008:

in Rs. Crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Investment in securities
Long-term investments#	–	–	2	–
Certificates of deposit	–	–	193	–
Liquid Mutual funds	608	85	866	2,045
	608	85	1,061	2,045
Redemption / Disposal of Investment in securities
Certificates of deposit*	200	–	200	–
Liquid Mutual funds	609	149	939	1,998
	809	149	1,139	1,998
Net movement in investment	(202)	(64)	(78)	47
* Represents redemption value inclusive of Rs. 7 crore interest
# During the year ended March 31, 2009, Infosys received 2,420 shares of Mera Sport Technologies Private Limited valued at Rs. 2 crore in lieu of provision of usage rights to the software developed by Infosys. The Investment was fully provided for during this year based on dimunition other than temporary.

24.2.12. Holding of Infosys in its subsidiaries

Name of the subsidiary	Country of incorporation	Holding as at
		March 31, 2009	March 31, 2008
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	USA	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden*	Sweden	–	–
Infosys BPO s.r.o.**	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o **	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited **	Thailand	99.98%	99.98%
Pan Financial Shared Services India Private Limited **	India	–	99.98%
P-Financial Services Holding B.V. Netherlands ***	Netherlands	–	99.98%
Mainstream Software Pty Limited****	Australia	100%	-
* On March 5, 2009 the company incorporated a wholly owned subsidiary, Infosys Technologies (Sweden) AB, which is yet to be capitalized.
** Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o and Infosys BPO (Thailand) Limited are wholly owned subsidiaries of Infosys BPO.
*** During the year ended March 31, 2009, the investments held by P-Financial Services Holding B.V in its wholly owned subsidiaries Pan-Financial Shared Services India Private Limited, Infosys BPO (Poland) Sp. Z.o.o., and Infosys BPO (Thailand) Limited was transferred to Infosys BPO, consequent to which P-Financial Services Holding B.V was liquidated.During the quarter ended March 31, 2009, Infosys BPO merged its wholly owned subsidiary Pan-Financial Shared Services India Private Limited, retrospectively with effect from April 1, 2008 ,vide a scheme of amalgamation sanctioned by the court.
**** Mainstream Software Pty Limited is a wholly owned subsidiary of Infosys Australia

Investment in Infosys Mexico

On June 20, 2007 the company incorporated a wholly owned subsidiary, Infosys Technologies S. DE R.L. de C.V. in Mexico ("Infosys Mexico"). As of March 31, 2009, the Company has invested an aggregate of Rs. 22 crore (Mexican Peso 60 million) in the subsidiary.

Investment in Infosys Consulting

During the year ended March 31, 2008, the company invested Rs. 81 crore (US$ 20 million) in its wholly owned subsidiary Infosys Consulting Inc. During the year ended March 31, 2009, the company made an additional investment of Rs. 22 crore (US$ 5 million). As of March 31, 2009, the company has invested an aggregate of Rs. 193 crore (US$ 45 million) in the subsidiary.

Investment in Infosys China

During the year ended March 31, 2009 and year ended March 31, 2008, the company disbursed an amount of Rs. 9 crore (US$ 2 million) and Rs. 10 crore (US$ 3 million) as loan to its wholly owned subsidiary, Infosys Technologies (China) Co. Limited. The loan is repayable within five years from the date of disbursement at the discretion of the subsidiary. Further, during the year ended March 31, 2009, an additional investment of Rs. 19 crore (US$ 4 million) was made in Infosys China. As of March 31, 2009, the company has invested Rs. 65 crore (US$ 14 million) as equity capital and Rs. 51 crore (US$ 10 million) as loan in the subsidiary.

Infosys BPO

During the year ended March 31, 2008 Infosys completed the purchase of 3,60,417 shares of Infosys BPO from its employee shareholders by paying an aggregrate consideration of Rs.22 crore consequent to the forward share purchase agreement entered with them in February 2007. Further, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. for a consideration of Rs. 107 crore by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics NV (Philips). The transaction was accounted as a business combination which resulted in a Goodwill of Rs. 83 crore.

During the year ended March 31, 2009, the investments held by P-Financial Services Holding B.V in its wholly owned subsidiaries Pan-Financial Shared Services India Private Limited, Infosys BPO (Poland) Sp. Z.o.o., and Infosys BPO (Thailand) Limited were transferred to Infosys BPO, consequent to which P-Financial Services Holding B.V was liquidated. During the quarter ended March 31, 2009, Infosys BPO merged its wholly owned subsidiary Pan-Financial Shared Services India Private Limited, vide a scheme of amalgamation sanctioned by the court. As at March 31, 2009, Infosys holds 99.98% of the equity in Infosys BPO.

24.2.13. Provision for doubtful debts

Periodically, the Group evaluates all customer dues to the Group for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer’s ability to settle. The Group normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2009, the Group has provided for doubtful debts of Rs. 66 crore (Rs. 20 crore as at March 31, 2008) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The Group pursues the recovery of the dues, in part or full.

24.2.14    Segment reporting

The Group’s operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Quarter ended March 31, 2009 and 2008:

in Rs. Crore
Particulars	Financial Services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,858	1,171	944	759	903	5,635
	1,541	747	1,021	538	695	4,542
Identifiable operating expenses	759	500	359	294	338	2,250
	622	323	353	222	276	1,796
Allocated expenses	493	311	250	201	239	1,494
	431	209	285	150	193	1,268
Segmental operating income	606	360	335	264	326	1,891
	488	215	383	166	226	1,478
Unallocable expenses						228
						157
Operating income						1,663
						1,321
Other income/(expense), net						252
						139
Net profit before taxes						1,915
						1,460
Income taxes						302
						211
Net profit after taxes						1,613
						1,249

Year ended March 31, 2009 and 2008:

in Rs. Crore
Particulars	Financial Services	Manufacturing	Telecom	Retail	Others	Total
Revenues	7,358	4,289	3,906	2,728	3,412	21,693
	5,972	2,454	3,597	1,971	2,698	16,692
Identifiable operating expenses	3,042	1,830	1,431	1,120	1,347	8,770
	2,449	1,077	1,308	821	1,108	6,763
Allocated expenses	1,942	1,133	1,033	720	900	5,728
	1,679	690	1,011	553	758	4,691
Segmental operating income	2,374	1,326	1,442	888	1,165	7,195
	1,844	687	1,278	597	832	5,238
Unallocable expenses						761
						598
Operating income						6,434
						4,640
Other income/(expense), net						473
						704
Net profit before taxes						6,907
						5,344
Income taxes						919
						685
Net profit after taxes						5,988
						4,659

Geographic segments

Quarter ended March 31, 2009 and 2008:

in Rs. Crore
Particulars	North America	Europe	India	Rest of the World	Total
Revenues	3,638	1,372	88	537	5,635
	2,758	1,330	58	396	4,542
Identifiable operating expenses	1,484	563	18	185	2,250
	1,152	501	5	138	1,796
Allocated expenses	965	363	23	143	1,494
	771	372	16	109	1,268
Segmental operating income	1,189	446	47	209	1,891
	835	457	37	149	1,478
Unallocable expenses					228
					157
Operating income					1,663
					1,321
Other income (expense), net					252
					139
Net profit before taxes					1,915
					1,460
Income taxes					302
					211
Net profit after taxes					1,613
					1,249

Year ended March 31, 2009 and 2008:

in Rs. Crore
Particulars	North America	Europe	India	Rest of the World	Total
Revenues	13,736	5,705	284	1,968	21,693
	10,349	4,683	219	1,441	16,692
Identifiable operating expenses	5,716	2,284	62	708	8,770
	4,371	1,809	45	538	6,763
Allocated expenses	3,624	1,507	76	521	5,728
	2,909	1,316	62	404	4,691
Segmental operating income	4,396	1,914	146	739	7,195
	3,069	1,558	112	499	5,238
Unallocable expenses					761
					598
Operating income					6,434
					4,640
Other income (expense), net					473
					704
Net profit before taxes					6,907
					5,344
Income taxes					919
					685
Net profit after taxes					5,988
					4,659

24.2.15 Dividends remitted in foreign currencies

The company remits the equivalent of the dividends payable to the holders of ADS (“ADS holders”) in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders

Particulars of dividends remitted:-

in Rs. Crore
Particulars	Number of shares to which the dividends relate	Quarter ended March 31,		Year ended March 31,
		2009	2008	2009	2008
Interim dividend for fiscal 2009	10,97,63,357	–	–	110	–
Interim dividend for fiscal 2008	10,92,19,011	–	–	–	66
Final dividend for fiscal 2007	10,92,18,536	–	–	–	71
Final dividend for fiscal 2008	10,95,11,049	–	–	79	–
Special dividend for fiscal 2008	10,95,11,049	–	–	219	–

24.2.16. Reconciliation of basic and diluted shares used in computing earnings per share

	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Number of shares considered as basic weighted average shares outstanding	57,27,46,241	57,18,27,067	57,24,90,211	57,13,98,340
Add: Effect of dilutive issues of shares/stock options	6,41,325	14,77,588	9,72,970	19,08,547
Number of shares considered as weighted average shares and potential shares outstanding	57,33,87,566	57,33,04,655	57,34,63,181	57,33,06,887

24.2.17 Provision for Post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows:

in Rs. Crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Balance at the beginning	73	45	53	23
Provision recognized	19	26	39	45
Provision utilized	–	(18)	–	(15)
Balance at the end	92	53	92	53

Provision for post sales client support is expected to be utilized over a period of 6 months to 1 year.

24.2.18 Gratuity Plan

Effective April 1,2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 9 crore. As required by the standard, the obligation has been recorded with the transfer of Rs. 9 crore to general reserves during fiscal year ended March 31, 2007.

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

in Rs. Crore
	As at
	March 31, 2009	March 31, 2008	March 31, 2007
Obligations at period beginning	224	225	183
Service cost	51	50	45
Interest cost	16	17	14
Actuarial loss/(gain)	1	(8)	(1)
Benefits paid	(25)	(23)	(16)
Amendement in benefit plan	–	(37)	–
Obligations at period end	267	224	225

Defined benefit obligation liability as at the balance sheet is wholly funded by the company
Change in plan assets
Plan assets at period beginning, at fair value	236	225	170
Expected return on plan assets	17	18	16
Actuarial gain	5	2	3
Contributions	35	14	54
Benefits paid	(25)	(23)	(18)
Plans assets at period end, at fair value	268	236	225
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the period	268	236	225
Present value of the defined benefit obligations at the end of the period	267	224	225
Asset recognized in the balance sheet	1	12	-
Assumptions
Interest rate	7.01%	7.92%	7.99%
Estimated rate of return on plan assets	7.01%	7.92%	7.99%

in Rs. Crore
	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Gratuity cost for the period
Service cost	12	16	51	50
Interest cost	7	4	16	16
Expected return on plan assets	(8)	(5)	(17)	(18)
Actuarial gain	(4)	(7)	(4)	(10)
Plan amendment amortization	(1)	(1)	(4)	(4)
Net gratuity cost	6	7	42	34
Actual return on plan assets	5	5	22	20

Gratuity cost, as disclosed above, is included under salaries and bonus and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

Investment details of plan assets

100% of the plan assets are invested in debt instruments.

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs 37 crore, which is being amortised on a straight line basis to the net profit and loss account over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2009 and March 31, 2008 amounted to Rs.29 crore and Rs.33 crore, respectively and is disclosed under "Current Liabilities".

The group expects to contribute approximately Rs.43 crore to the gratuity trusts during fiscal 2010.

24.2.19.a Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company’s actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the company is unable to exhibit the related information.

The company contributed Rs.40 crore and Rs.33 crore to the provident fund during the quarter ended March 31, 2009 and 2008 and Rs.153 crore and Rs.122 crore during the year ended March 31, 2009 and 2008 respectively.

24.2.19.b Superannuation

The company contributed Rs.20 crore and Rs.17 crore to the superannuation plan during the three months ended March 31, 2009 and 2008 and Rs.80 crore and Rs.66 crore during the year ended March 31, 2009 and 2008 respectively.

24.2.20. Cash and bank balances

Details of balances as on balance sheet dates with scheduled banks:-

in Rs. Crore
Balances with scheduled banks in India	As at
	March 31, 2009	March 31, 2008
In Current account
Citibank-Unclaimed dividend account	1	1
Deustche Bank	13	42
Deustche Bank-EEFC account in Euro	27	31
Deustche Bank-EEFC account in Swiss Franc	3	10
Deustche Bank-EEFC account in United Kingdom Pound Sterling	–	18
Deustche Bank-EEFC account in US dollars	12	129
HDFC Bank-Unclaimed dividend account	–	–
ICICI Bank	18	24
ICICI Bank-EEFC account in Euro	1	3
ICICI Bank-EEFC account in United Kingdom Pound Sterling	6	3
ICICI Bank-EEFC account in US Dollars	42	15
ICICI bank-Unclaimed dividend account	1	1
	124	277
In Deposit account
ABN Amro Bank	–	–
Andhra Bank	80	–
Axis Bank	–	250
Bank of Baroda	829	500
Bank of India	–	500
Bank of Maharashtra	537	387
Barclays Bank	140	300
Canara Bank	794	115
Corporation Bank	343	440
DBS Bank	25	–
HDFC Bank	–	450
HSBC Bank	283	250
ICICI Bank	560	1,025
IDBI Bank	550	500
ING Vysya Bank	53	20
Punjab National Bank	480	25
Standard Chartered Bank	38	–
State Bank of Hyderabad	200	–
State Bank of India	2,109	1,001
State Bank of Mysore	500	–
Syndicate Bank	500	–
The Bank of Nova Scotia	350	150
Union Bank of India	85	–
Vijaya Bank	95	–
	8,551	5,913

Details of balances as on balance sheet dates with non-scheduled banks:-

in Rs. Crore
Balances with non-scheduled banks	As at
	March 31, 2009	March 31, 2008
In Current account
ABN Amro Bank, China	6	7
ABN Amro Bank, China USD account	14	1
ABN Amro Bank, Taiwan	1	–
Bank of America, Mexico	2	9
Bank of America, USA	587	318
Citibank NA, Australia	33	32
Citibank NA, Czech Republic	–	3
Citibank NA, Czech Republic Euro account	3	1
Citibank NA, Czech Republic USD account	4	3
Citibank NA, Japan	2	2
Citibank NA, Singapore	7	–
Citibank NA, Thailand	1	–
Deutsche Bank, Belgium	6	5
Deutsche Bank, France	1	2
Deutsche Bank, Germany	5	5
Deutsche Bank, Netherlands	1	3
Deustche Bank, Philiphines	1	–
Deustche Bank, Philiphines USD account	1	–
Deustche Bank, Poland	–	4
Deustche Bank, Poland Euro account	–	10
Deutsche Bank, Spain	1	2
Deustche Bank, Thailand	2	6
Deutsche Bank, UK	58	76
Deutsche Bank, Switzerland	–	1
HSBC Bank, UK	8	2
ICICI Bank, UK	–	–
National Australia Bank Limited, Australia	30	101
National Australia Bank Limited, Australia USD account	7	–
Nordbanken, Sweden	–	1
Royal Bank of Canada, Canada	6	12
The Bank of Tokyo-Mitsubishi UFJ,Ltd.,Japan	1	–
Svenska Handelsbanken, Sweden	–	1
	788	607
In Deposit account
Citibank N.A., Czech Republic	4	–
National Australia Bank Limited, Australia	228	153
	232	153
Total Cash and bank balances as per balance sheet	9,695	6,950

24.2.21 Miscelleneous Income

 Miscellaneous income of Rs. 36 crore during the year ended March 31, 2009 includes a net amount of Rs.18 crore consisting of Rs.33 crore received from Axon Group Plc, towards the inducement fee offset by Rs.15 crore towards expenses incurred in relation to this transaction.

24.2.22 Cash flow statement

24.2.22.a Unclaimed dividend

The balance of cash and cash equivalents includes Rs.2 crore as at March 31, 2009 (Rs. 2 crore as at March 31, 2008) set aside for payment of dividends.

24.2.22.b Restricted cash

Deposits with financial institutions and body corporate as at March 31, 2009 include an amount of Rs.253 crore (Rs.161 crore as at March 31, 2008) deposited with Life Insurance Corporation of India to settle employee benefit obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

24.3 Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below:

Balance Sheet Items

in Rs. Crore
Schedule	Description	As at
		March 31, 2009	March 31, 2008
Balance Sheet
3	Fixed assets
	Deductions/retirements
	Leasehold improvements	0.04	–
	Vehicles	0.23	0.05
	Depreciation
	Vehicles	–	0.55
	Depreciation on assets sold during the period
	Vehicles	0.05	0.03
7	Cash on hand	0.07	0.08
	Scheduled banks-Current Accounts
	Citibank N.A.	0.12	0.32
	HDFC Bank -Unclaimed dividend accounts	0.46	–
	Deustche Bank-EEFC account in United Kingdom Pound Sterling	0.33	–
	State Bank of India	0.01	0.03
	Non-scheduled banks-Current Accounts
	ABN Amro Bank, Denmark	0.06	0.01
	ABN Amro Bank, Taiwan	–	0.23
	Banamex, Mexico	0.02	–
	Bank of Baroda, Mauritius	0.06	0.02
	China Merchants Bank, China	0.17	0.33
	Citibank N.A., Czech Republic	0.29	–
	Citibank N.A., Poland	0.01	–
	Citibank N.A., Singapore	–	0.02
	Citibank N.A., Thailand	–	0.31
	Deustche Bank, Philiphines	–	0.25
	Deustche Bank, Poland	0.21	–
	Deustche Bank, Poland Euro account	0.12	–
	Deustche Bank, Philiphines USD account	–	0.32
	Deutsche Bank, Zurich,Switzerland USD account	0.05	–
	Deutsche Bank,Zurich, Switzerland	0.22	–
	ICICI Bank, UK	0.09	0.27
	Nordbanken, Sweden	0.11	0.89
	PNC Bank, USA	0.03	0.02
	Shanghai Pudong Development Bank, China	0.01	0.09
	Svenska Handelsbanken, Sweden	–	1.23
	Morgan StanleyBank, USA	–	–
8	Unsecured, considered doubtful
	Advance to gratuity trust	–	12.00
10	Provision
	Gratuity payable	0.57	0.30

Profit & Loss Items

in Rs. Crore
Schedule	Description	Quarter ended March 31,		Year ended March 31,
		2009	2008	2009	2008

Profit & Loss
	Provision for investments	–	(0.36)	–	(0.36)

12	Selling and Marketing expenses
	Staff welfare	0.57	0.66	4.57	2.74
	Printing and stationery	0.26	0.39	1.21	1.37
	Advertisements	0.31	–	1.77	–
	Office maintenance	0.05	0.10	0.40	0.42
	Consumables	0.03	0.08	0.17	0.28
	Software for own use	–	0.04	0.04	0.12
	Computer maintenance	–	(0.07)	–	0.03
	Insurance charges	0.10	0.05	0.33	0.20
	Miscellaneous expenses	0.06	0.16	1.60	1.03
	Sales promotion expenses	0.27	0.65	1.74	2.32
	Repairs to plant and machinery	0.07	–	0.07	–
	Visa and other charges	0.42	–	2.31	–
	Contribution to provident and other funds	0.48	1.00	3.40	4.00
	Rates and taxes	(0.00)	0.01	0.01	0.03

13	General and Administrative expenses
	Provision for doubtful loans and advances	0.31	0.23	1.49	0.56
	Auditor’s remuneration :
	Statutory audit fees	0.17	0.38	1.48	1.27
	Out-of-pocket expenses	0.01	0.01	0.04	0.04
	Certification charges	0.01	0.01	0.05	0.11
	Others	–	0.11	–	0.11
	Bank charges and commission	0.87	0.38	2.92	1.45
	Freight charges	0.44	0.21	1.23	1.01
	Vias charges	0.31	–	2.97	–
	Advertisements	0.32	1.00	3.99	7.00
	Books and periodicals	0.84	1.00	2.87	4.00
24.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.31	0.23	1.49	0.56
	Auditor’s remuneration :
	statutory audit fees	0.17	0.38	1.48	1.27
	certification charges	0.01	0.01	0.05	0.11
	out-of-pocket expenses	0.01	0.01	0.04	0.04
	others	–	0.11	–	0.11
	Bank Charges and Commission	0.87	0.38	2.92	1.45
	Sales promotion expenses	0.27	0.65	1.74	2.32
	Freight charges	0.44	0.21	1.23	1.01
24.2.10	Profit on disposal of fixed assets, included in miscellaneous income	0.27	0.16	0.38	0.21
	(Loss) on disposal of fixed assets, included in miscellaneous expenses	-	-	-	(0.01)
	Profit/(loss) on disposal of fixed assets, net	-	-	-	-
	Minority Interest	(0.01)	-	0.02	1.21

Cash Flow Statement Items

in Rs. Crore
Schedule	Description	Year ended March 31,
		2009	2008
Cash Flow	Profit/ loss on sale of fixed assets	0.38	0.21
Statement	Provisions for investments	–	(0.36)
	Proceeds on disposal of fixed assets	–	0.47

Transactions with key management personnel

Key management personnel comprise directors and members of the executive council.

Particulars of remuneration and other benefits paid to whole-time directors and members of executive council during the quarter and year ended March 31, 2009 and 2008 are as follows:

in Rs. Crore
Name	Salary	Contributions to provident andother funds	Perquisites and incentives	Total Remuneration
Co-Chairman
Nandan M Nilekani	0.08	0.02	0.13	0.23
	0.06	0.01	0.18	0.25
	0.30	0.07	0.54	0.91
	0.21	0.05	0.56	0.82
Chief Executive Officer and Managing Director
S Gopalakrishnan	0.08	0.02	0.13	0.23
	0.06	0.01	0.18	0.25
	0.30	0.07	0.55	0.92
	0.21	0.05	0.55	0.81
Chief Operating Officer
S D Shibulal	0.06	0.02	0.12	0.20
	0.06	0.01	0.17	0.24
	0.28	0.07	0.52	0.87
	0.20	0.05	0.53	0.78
Whole-time Directors
K Dinesh	0.08	0.02	0.12	0.22
	0.06	0.01	0.18	0.25
	0.30	0.07	0.54	0.91
	0.21	0.05	0.56	0.82

T V Mohandas Pai	0.09	0.02	0.42	0.53
	0.09	0.03	0.44	0.56
	0.36	0.09	2.14	2.59
	0.33	0.11	1.36	1.80

Srinath Batni	0.09	0.03	0.25	0.37
	0.08	0.02	0.27	0.37
	0.35	0.09	1.43	1.87
	0.31	0.08	0.88	1.27
Chief Financial Officer
V Balakrishnan	0.08	0.02	0.06	0.16
	0.06	0.02	0.06	0.14
	0.29	0.07	2.00	2.36
	0.26	0.08	0.29	0.63
Executive Council Members
Ashok Vemuri	0.55	–	0.01	0.56
	0.40	–	0.01	0.41
	1.99	–	2.05	4.04
	1.57	–	1.24	2.81

Chandra Shekar Kakal	0.07	0.02	0.05	0.14
	0.05	0.02	0.05	0.12
	0.26	0.06	1.26	1.58
	0.23	0.06	0.49	0.78

B.G. Srinivas	0.42	–	0.06	0.48
	0.44	–	0.06	0.50
	1.82	–	2.85	4.67
	1.67	–	1.40	3.07
Subhash B. Dhar	0.06	0.02	0.05	0.13
	0.05	0.02	0.04	0.11
	0.23	0.06	0.98	1.27
	0.18	0.05	0.32	0.55

Particulars of remuneration and other benefits of non-executive/ independent directors for the quarter and year ended March 31, 2009 and 2008:

Name	Commission	Sitting fees	Reimbursement of expenses	Total Remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.17	–	0.02	0.19
	0.15	–	–	0.15
	0.68	–	0.02	0.70
	0.56	–	0.01	0.57
Prof.Marti G. Subrahmanyam	0.19	–	0.01	0.20
	0.12	–	0.01	0.13
	0.71	–	0.25	0.96
	0.47	–	0.12	0.59
Dr.Omkar Goswami	0.16	–	0.01	0.17
	0.10	–	–	0.10
	0.58	–	0.03	0.61
	0.44	–	0.01	0.45
Claude Smadja	0.18	–	0.06	0.24
	0.10	–	0.08	0.18
	0.67	–	0.26	0.93
	0.42	–	0.20	0.62
Rama Bijapurkar	0.16	–	–	0.16
	0.10	–	–	0.10
	0.56	–	0.01	0.57
	0.44	–	0.01	0.45
Sridar A. Iyengar	0.22	–	0.06	0.28
	0.15	–	–	0.15
	0.82	–	0.20	1.02
	0.55	–	0.09	0.64
David L. Boyles	0.20	–	0.03	0.23
	0.12	–	–	0.12
	0.69	–	0.21	0.90
	0.47	–	–	0.47
Jeffrey S. Lehman	0.14	–	0.05	0.19
	0.11	–	0.02	0.13
	0.63	–	0.22	0.85
	0.43	–	0.02	0.45
N. R. Narayana Murthy*	0.17	–	–	0.17
	0.13	–	–	0.13
	0.63	–	–	0.63
	0.50	–	–	0.50
* Non-executive chairman of the board and chief mentor.

AUDITORS’ REPORT TO THE BOARD OF DIRECTORS OF INFOSYS TECHNOLOGIES LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

We have audited the attached consolidated Balance Sheet of Infosys Technologies Limited (‘the Company’) and its subsidiaries (collectively referred to as the ‘Infosys Group’) as at 31 March 2009, the consolidated Profit and Loss Account of the Infosys Group and the consolidated Cash Flow Statement of the Infosys Group for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements prescribed by the Companies (Accounting Standards) Rules, 2006.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a)	in the case of the consolidated Balance Sheet, of the state of affairs of the Infosys Group as at 31 March 2009;
(b)	in the case of the consolidated Profit and Loss account, of the profit of the Infosys Group for the year ended on that date; and
(c)	in the case of the consolidated Cash Flow Statement, of the cash flows of the Infosys Group for the year ended on that date.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
15 April 2009

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Consolidated Balance Sheet as at	Schedule	March 31, 2009	March 31, 2008
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	286	286
Reserves and surplus	2	17,968	13,509
		18,254	13,795
MINORITY INTEREST		–	–
		18,254	13,795
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		7,093	5,439
Less: Accumulated depreciation and amortization		2,416	1,986
Net book value		4,677	3,453
Add: Capital work-in-progress		677	1,324
		5,354	4,777
INVESTMENTS	4	–	72
DEFERRED TAX ASSETS, NET	5	126	119
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	3,672	3,297
Cash and bank balances	7	9,695	6,950
Loans and advances	8	3,279	2,771
		16,646	13,018
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	2,004	1,722
Provisions	10	1,868	2,469
NET CURRENT ASSETS		12,774	8,827
		18,254	13,795
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24
The schedules referred to above form an integral part of the consolidated balance sheet.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Co-Chairman	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer

	Deepak M. Satwalekar Director	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director

	Claude Smadja Director	Sridar A. Iyengar Director	David L. Boyles Director	Jeffrey S. Lehman Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore April 15, 2009	Parvatheesam K. Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Schedule	Year endedMarch 31,
		2009	2008
Income from software services, products and business process management		21,693	16,692
Software development and business process management expenses	11	11,765	9,207
GROSS PROFIT		9,928	7,485
Selling and marketing expenses	12	1,104	916
General and administration expenses	13	1,629	1,331
		2,733	2,247
OPERATING PROFIT BEFORE DEPRECIATION AND MINORITY INTEREST		7,195	5,238
Depreciation and amortisation		761	598
OPERATING PROFIT BEFORE TAX AND MINORITY INTEREST		6,434	4,640
Other income, net	14	473	704
NET PROFIT BEFORE TAX AND MINORITY INTEREST		6,907	5,344
Provision for taxation (refer to note 24.2.8)	15	919	685
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST		5,988	4,659
Minority interest		–	–
NET PROFIT AFTER TAX AND MINORITY INTEREST		5,988	4,659
Balance Brought Forward		6,828	4,941
Less: Residual dividend paid		1	–
Additional dividend tax		–	–
		6,827	4,941
AMOUNT AVAILABLE FOR APPROPRIATION		12,815	9,600
Dividend
Interim		572	343
Final		773	415
Special dividend		–	1,144
Total dividend		1,345	1,902
Dividend tax		228	323
Amount transferred to General Reserve		682	547
Balance in profit and loss account		10,560	6,828
		12,815	9,600
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Basic		104.60	81.53
Diluted		104.43	81.26
Number of shares used in computing earnings per share
Basic		57,24,90,211	57,13,98,340
Diluted		57,34,63,181	57,33,06,887
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24
* Refer to note 24.2.16

The schedules referred to above form an integral part of the consolidated profit and loss account.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Co-Chairman	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer

	Deepak M. Satwalekar Director	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director

	Claude Smadja Director	Sridar A. Iyengar Director	David L. Boyles Director	Jeffrey S. Lehman Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore April 15, 2009	Parvatheesam K. Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Consolidated Cash Flow Statement for the	Schedule	Year ended March 31,
		2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax and minority interest		6,907	5,344
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		–	–
Depreciation and amortisation		761	598
Interest and dividend income		(876)	(681)
Profit on sale of Iiquid mutual funds		–	–
Profit on sale of Investments		–	–
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(76)	(19)
Effect of exchange differences on translation on subsidiaries		(29)	22
Changes in current assets and liabilities
Sundry debtors	16	(375)	(830)
Loans and advances	17	(514)	(190)
Current liabilities and provisions	18	429	410
Income taxes paid	19	(902)	(549)
NET CASH GENERATED BY OPERATING ACTIVITIES		5,325	4,105
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	20	(1,327)	(1,494)
Payment for purchase of business, net of cash acquired		(10)	(101)
Payment for acquisition of shared service centre		(6)	–
Investments in/ disposal of securities	21	72	(47)
Acquisition of minority interest in subsidiary		–	(24)
Proceeds from disposal of fixed assets		2	–
Interest and dividend received	23	1,056	546
NET CASH USED IN INVESTING ACTIVITIES		(213)	(1,120)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		64	58
Dividends paid during the period, including dividend tax		(2,494)	(835)
NET CASH USED IN FINANCING ACTIVITIES		(2,430)	(777)

Effect of exchange differences on translation of foreign currency cash and cash equivalents		76	19
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,758	2,227

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		8,235	6,008
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	10,993	8,235

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24
The schedules referred to above form an integral part of the consolidated cash flow statement.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Co-Chairman	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer

	Deepak M. Satwalekar Director	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director

	Claude Smadja Director	Sridar A. Iyengar Director	David L. Boyles Director	Jeffrey S. Lehman Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore April 15, 2009	Parvatheesam K. Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except per share data
	Schedules to the Consolidated Balance Sheet as at	March 31, 2009	March 31, 2008
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	286	286
	57,28,30,043 (57,19,95,758) equity shares fully paid up
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the General reserve]
		286	286
	Forfeited shares amounted to Rs.1,500/- (Rs.1,500/-)
	* For details of options in respect of equity shares, refer to note 24.2.7
	* Refer to note 24.2.16 for details of basic and diluted shares
2	RESERVES AND SURPLUS
	Capital reserve	6	6
	Foreign currency translation reserve	(7)	22

	Share premium account - As at April 1,	2,851	2,768
	Add: Receipts on exercise of employee stock options	64	58
	Income Tax benefit arising from exercise of stock options	10	25
		2,925	2,851
	General reserve - As at April 1,	3,802	3,255
	Add: Transfer from Profit and Loss Account	682	547
		4,484	3,802
	Balance in Profit and Loss Account	10,560	6,828
		17,968	13,509

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Schedules to the Consolidated Balance Sheet

in Rs. Crore, except as otherwise stated
3	FIXED ASSETS
	Particulars	Original cost				Depreciation and amortization				Net book value
		As at April 1, 2008	Additions/ Adjustments	Deletions/ Retirement/ Adjustments	As at March 31, 2009	As at April 1, 2008	For the period	Deletions/ Retirement/ Adjustments	As at March 31, 2009	As at March 31, 2009	As at March 31, 2008
	Goodwill	689	– *	–	689	–	–	–	–	689	689
	Land: free-hold	131	41	–	172	–	–	–	–	172	131
	leasehold	99	14	–	113	–	–	–	–	113	99
	Buildings	1,958	955	–	2,913	378	157	–	535	2,378	1,580
	Plant and machinery#	869	407	93	1,183	416	198	93	521	662	453
	Computer equipment#	1,076	316	159	1,233	848	257	145	960	273	228
	Furniture and fixtures#	581	232	93	720	327	125	93	359	361	254
	Leasehold improvements	33	21	–	54	17	11	–	28	26	16
	Vehicles	3	1	–	4	–	1	–	1	3	3
	Intangible Asset	–	12	–	12	–	12	–	12	–	–
		5,439	1,999	345	7,093	1,986	761	331	2,416	4,677	3,453
	Previous year	4,642	1,245	448	5,439	1,836	598	448	1,986	3,453
Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited
# During the year ended March 31, 2009 and March 31, 2008, certain assets which were old and not in use having a gross book value of Rs. 344 crore and Rs. 448 crore respectively, (net book value Nil) were retired
* During the year ended March 31, 2009 goodwill arising on acquisition of a subsidiary was adjusted on final valuation of net assets

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
	Schedules to the Consolidated Balance Sheet as at	March 31, 2009	March 31, 2008
4	INVESTMENTS *
	Trade (unquoted) – at cost
	Long- term investments
	Other investments	12	12
	Less: Provision made for investments	12	12
		–	–
	Non-trade (unquoted) - at lower of cost and fair value
	Current investments
	Liquid mutual funds	–	72
		–	72
	Aggregate amount of unquoted investments	–	72
5	DEFERRED TAX ASSETS / (LIABILITIES)
	Fixed assets	128	91
	Sundry debtors	8	7
	Others	27	21
	Less: Deferred Tax Liability for branch profit tax	(37)	–
		126	119
6	SUNDRY DEBTORS
	Debts outstanding for a period exceeding six months
	Unsecured
	considered good	–	–
	considered doubtful	40	21
	Other debts
	Unsecured
	considered good*	3,672	3,297
	considered doubtful	66	20
		3,778	3,338
	Less: Provision for doubtful debts	106	41
		3,672	3,297
	* Includes dues from companies where directors are interested	8	2
7	CASH AND BANK BALANCES
	Cash on hand	–	–
	Balances with scheduled banks**
	In current accounts *	124	277
	In deposit accounts in Indian Rupees	8,551	5,913
	Balances with non-scheduled banks in foreign currencies**
	In deposit accounts	232	153
	In current accounts	788	607
		9,695	6,950
	*Includes balance in unclaimed dividend account (Refer note 24.2.22.a)	2	2
	**Refer to note 24.2.20 for details of balances in scheduled and non-scheduled banks
8	LOANS AND ADVANCES
	Unsecured, considered good
	Advances
	Prepaid expenses	35	33
	For supply of goods and rendering of services	15	13
	Advance to gratuity trust	1	12
	Interest accrued and not due	6	186
	Withholding and other taxes receivable	167	13
	Others	8	21
		232	278
	Unbilled revenues	750	482
	Advance income taxes	274	218
	MAT credit entitlement (refer to note 24.2.8)	284	175
	Loans and advances to employees
	Housing and other loans	43	42
	Salary advances	74	73
	Electricity and other deposits	37	32
	Rental deposits	34	25
	Deposits with financial institution and body corporate (refer to note 24.2.9)	1,551	1,446
		3,279	2,771
	Unsecured, considered doubtful
	Loans and advances to employees	3	1
		3,282	2,772
	Less: Provision for doubtful loans and advances to employees	3	1
		3,279	2,771
9	CURRENT LIABILITIES
	Sundry creditors
	Goods and services	27	53
	Accrued salaries and benefits
	Salaries	71	80
	Bonus and incentives	472	413
	For other liabilities
	Provision for expenses	666	450
	Retention monies	55	53
	Withholding and other taxes payable	218	218
	Mark to Market loss on forward and options contracts	114	118
	Payable for acquisition of subsidiary	3	–
	Gratuity obligation - unamortised amount	29	33
	Others	11	10
		1,666	1,428
	Advances received from clients	5	6
	Unearned revenue	331	286
	Unclaimed dividend (refer to note 24.2.22.a)	2	2
		2,004	1,722

10	PROVISIONS
	Proposed dividend	773	1,559
	Provision for
	Tax on dividend	131	265
	Income taxes*	581	402
	Unavailed leave	291	190
	Post-sales client support and warranties#	92	53
		1,868	2,469
	* Refer to note 24.2.8
	# Refer to note 24.2.17

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
	Schedules to Consolidated Profit and Loss Account for the	Year ended March 31,
		2009	2008
11	SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES

	Salaries and bonus including overseas staff expenses	9,650	7,632
	Overseas group health insurance	142	19
	Contribution to provident and other funds	245	192
	Staff welfare	72	58
	Overseas travel expenses	609	505
	Traveling and conveyance	–	2
	Technical sub-contractors	396	265
	Software packages
	For own use	320	225
	For service delivery to clients	41	26
	Communication expenses	94	79
	Rent	71	49
	Computer maintenance	25	27
	Consumables	22	21
	Provision for post-sales client support and warranties	39	45
	Miscellaneous expenses	39	62
		11,765	9,207
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	819	606
	Overseas group health insurance	6	1
	Contribution to provident and other funds	3	4
	Staff welfare	4	3
	Overseas travel expenses	110	102
	Traveling and conveyance	5	4
	Brand building	62	56
	Commission and earnout charges	11	64
	Professional charges	22	21
	Rent	16	15
	Marketing expenses	20	19
	Telephone charges	14	8
	Printing and stationery	1	1
	Advertisements	2	6
	Sales promotion	2	3
	Communication expenses	4	2
	Miscellaneous expenses	3	1
		1,104	916
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	444	352
	Overseas group health insurance	3	(2)
	Contribution to provident and other funds	17	12
	Staff welfare	–	1
	Overseas travel expenses	29	24
	Traveling and conveyance	92	102
	Telephone charges	160	133
	Professional charges	237	189
	Power and fuel	147	122
	Office maintenance	168	136
	Guesthouse maintenance	5	1
	Insurance charges	26	26
	Printing and stationery	12	18
	Rates and taxes	34	36
	Donations	21	20
	Rent	27	22
	Advertisements	4	7
	Professional membership and seminar participation fees	10	9
	Repairs to building	33	23
	Repairs to plant and machinery	22	20
	Postage and courier	11	11
	Books and periodicals	3	4
	Recruitment and training	6	3
	Provision for bad and doubtful debts	75	43
	Provision for doubtful loans and advances	1	–
	Commission to non-whole time directors	6	4
	Auditor’s remuneration
	Statutory audit fees	2	1
	Bank charges and commission	3	1
	Freight charges	1	1
	Research grants	20	4
	Miscellaneous expenses	10	8
		1,629	1,331
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	871	672
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	5	9
	Miscellaneous income, net (refer to note 24.2.10 and 24.2.21)	36	11
	Gains/ (losses) on foreign currency	(439)	12
		473	704
	*includes tax deducted at source	184	89
15	PROVISION FOR TAXATION
	Income taxes*	1,035	884
	MAT credit entitlement	(109)	(177)
	Deferred taxes	(7)	(22)
		919	685
	* Refer to note 24.2.8

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
	Schedules to Consolidated Cashflow Statements for the	Year ended March 31,
		2009	2008
16	CHANGE IN SUNDRY DEBTORS
	As per the Balance Sheet	3,672	3,297
	Less: Opening balance considered	(3,297)	(2,436)
	Sundry debtors pertaining to acquired company	–	(31)
		375	830
17	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet*	3,279	2,771
	Add:Gratuity obligation - unamortised amount relating to plan amendment (refer to note 24.2.18)	(29)	(33)

	Less: Deposits with financial institutions, included in cash and cash equivalents **	(1,298)	(1,285)
	MAT credit entitlement	(284)	(175)
	Advance income taxes separately considered	(274)	(218)
	Interest accrued and not due	(6)	(186)
		1,388	874
	Less: Opening balance considered	(874)	(673)
	Loans and advances pertaining to acquired company	–	(11)
		514	190
	* Net of gratuity transitional liability
	** Excludes restricted deposits held with LIC of Rs.253 crore (Rs.161 crore) for funding leave liability
18	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet	3,872	4,191
	Add/ (Less): Unclaimed dividend	(2)	(2)
	Gratuity obligation - unamortised amount relating to plan ammendment	(29)	(33)
	Payable for acquisition made by subsidiary	(3)	–
	Payable for acquisition of shared service centre	–	(6)
	Provisions separately considered in the cash flow statement
	Income taxes	(581)	(402)
	Dividends	(773)	(1,559)
	Dividend tax	(131)	(265)
		2,353	1,924
	Less: Opening balance considered	(1,924)	(1,488)
	Current liabilities and provisions pertaining to acquired company	–	(26)
		429	410
19	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	919	685
	Add: Increase/ (Decrease) in advance income taxes	56	(135)
	Increase / (Decrease) in deferred taxes	7	27
	Increase / (Decrease) in MAT credit entitlement	109	175
	Less: Income tax benefit arising from exercise of stock options	(10)	(25)
	(Increase)/Decrease in income tax provision	(179)	(178)
		902	549
20	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	Additions as per Balance Sheet*	1,974	1,135
	Less: Opening Capital work-in-progress	(1,324)	(965)
	Add: Closing Capital work-in-progress	677	1,324
		1,327	1,494
	* Excludes goodwill of Rs. 100 crore and net fixed assets of Rs. 10 crore related to acquired company for the year ended March 31, 2008.
	* Excludes effect of exchange rate fluctuations of Rs.25 crores as at March 31,2009.
21	INVESTMENTS IN / (DISPOSAL OF) SECURITIES *
	As per the Balance Sheet	–	72
	Less: Profit on sale of liquid mutual funds	–	–
	Less: Opening balance considered	(72)	(25)
		(72)	47
	* Refer to note 24.2.11 for details of investments and redemptions

22	CASH AND CASH EQUIVALENTS AT THE END

	As per the Balance Sheet	9,695	6,950
	Add: Deposits with financial institutions (excluding interest accrued and not due)**	1,298	1,285
		10,993	8,235
	** Excludes restricted deposits held with LIC of Rs.253 crore (Rs.161 crore) for funding leave liability
23	INTEREST AND DIVIDEND RECEIVED
	Interest accrued but not due opening balance	186	51
	Add: Interest and dividend income	876	681
	Less: Interest acrrued but not due closing balance	(6)	(186)
		1,056	546

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Schedules to the Consolidated Financial Statements for the year ended March 31, 2009

24. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited ("Infosys BPO") and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), Infosys Consulting, Inc.("Infosys Consulting"), Infosys Technologies S. DE R.L. de C.V. ("Infosys Mexico") and Infosys Technologies (Sweden) AB ("Infosys Sweden") is a leading global technology services corporation. The group of companies ("the Group") provides end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance. The Group provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry, business consulting and business process management services.

24. 1 Significant accounting policies

24.1.1 Basis of preparation of financial statements

The consolidated financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair value. GAAP comprises mandatory accounting standards prescribed by the Companies (Accounting Standards) Rules, 2006 and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The consolidated financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the Accounting Standard (AS) 21, “Consolidated Financial Statements”. The financial statements of Infosys - the parent company, Infosys BPO, Infosys China, Infosys Australia, Infosys Mexico, Infosys Consulting and Infosys Sweden have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.

24.1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires the management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage-of-completion which requires the Group to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognised wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset’s net selling price and value in use i.e. the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset other than goodwill is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

24.1.3 Revenue recognition

Revenue is primarily derived from software development and related services, licensing of software products and business process management. Arrangements with customers are either on a fixed price, fixed timeframe or on a time and material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage-of-completion. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage of completion. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of value-added taxes in its consolidated profit and loss account.

Profit on sale of investments is recorded on transfer of title from the Group and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Group’s right to receive dividend is established.

24.1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

24.1.4.a Post-sales client support and warranties

The Group provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales The company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

24.1.4.b Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

24.1.5 Fixed assets, including goodwill, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairments, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment. Goodwill comprises the excess of purchase consideration over the fair value of the net assets of the acquired enterprise.

24.1.6 Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased/sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for its use. Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. Management estimates the useful lives for the other fixed assets as follows:-

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

24.1.7 Retirement benefits to employees

24.1.7.a Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees of the company and Infosys BPO. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific instruments, as permitted by the law. The Group recognizes the net obligation of the Gratuity plan in the consolidated balance sheet as an asset or liability, respectively in accordance with AS 15, “Employee Benefits”. The Group's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the consolidated profit and loss account in the period in which they arise.

24.1.7.b Superannuation

Certain employees of Infosys are also participants in the superannuation plan (the Plan) which is a defined contribution plan. Until March 2005, the company made contributions under the Plan to the Infosys Technologies Limited Employees’ Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO and Infosys Australia were also eligible for superannuation benefit. Infosys BPO and Infosys Australia made monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. Infosys BPO had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Effective April 1, 2005, a portion of the monthly contribution amount is paid directly to the employees as an allowance and the balance amount is contributed to the Infosys Superannuation Trust.

24.1.7.c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions.

24.1.7.d Compensated absences

The employees of the Group are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is measured based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

24.1.8 Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

24.1.9 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in the profit or loss account. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

The functional currency of Infosys and Infosys BPO is the Indian Rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico and Infosys Sweden are their respective local currencies. The translation of financial statements of the foreign subsidiaries from the local currency to the functional currency of the company is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in "Reserves and Surplus". When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to profit or loss.

24.1.10 Forward contracts and options in foreign currencies

The Group uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Group and the Group does not use those for trading or speculation purposes.

Effective April 1, 2008, the Group adopted AS 30, "Financial Instruments: Recognition and Measurement", to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions is recognized in the profit or loss account. The Group records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the consolidated profit and loss account of that period. To designate a forward or options contract as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the consolidated profit and loss account. Currently the hedges undertaken by the Group are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the consolidated profit and loss account at each reporting date.

24.1.11 Income taxes

Income taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance to the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the consolidated balance sheet if there is convincing evidence that the Group will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Group offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets, other than those relating to unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each reporting date. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to the consolidated profit and loss account are credited to the share premium account.

24.1.12 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the consolidated financial statements by the Board of Directors.

24.1.13 Investments

Trade investments are the investments made to enhance the Group’s business interests. Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

24.1.14 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The group considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

24.1.15 Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature , any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated.

24.2 Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in note 24.3. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period/ year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

24.2.1 Aggregate expenses

The aggregate amounts incurred on certain specific expenses:

in Rs. crore
	Year ended March 31,
	2009	2008
Salaries and bonus including overseas staff expenses*	10,913	8,590
Overseas group health Insurance#	151	18
Contribution to provident and other funds	265	208
Staff welfare	76	62
Overseas travel expenses	748	631
Traveling and conveyance	97	108
Technical sub-contractors	396	265
Software packages
for own use	320	225
for service delivery to clients	41	26
Professional charges	259	210
Telephone charges	174	141
Communication expenses	98	81
Power and fuel	147	122
Office maintenance	168	136
Guesthouse maintenance**	5	1
Rent	114	86
Brand building	62	56
Commission and earnout charges	11	64
Insurance charges	26	26
Printing and stationery	13	19
Computer maintenance	25	27
Consumables	22	21
Rates and taxes	34	36
Advertisements	6	13
Donations	21	20
Marketing expenses	20	19
Professional membership and seminar participation fees	10	9
Repairs to building	33	23
Repairs to plant and machinery	22	20
Postage and courier	11	11
Provision for post-sales client support and warranties	39	45
Books and periodicals	3	4
Recruitment and training	6	3
Provision for bad and doubtful debts	75	43
Provision for doubtful loans and advances	1	-
Commission to non-whole time directors	6	4
Sales promotion expenses	2	3
Auditor’s remuneration
statutory audit fees	2	1
Bank charges and commission	3	1
Freight charges	1	1
Research grants	20	4
Miscellaneous expenses	52	71
	14,498	11,454
Fringe Benefit Tax (FBT) in India amounting included in the above	28	21
* During the year ended March 31, 2008, the company paid an amount of Rs.102 crore to the California Division of Labor Standards Enforcement (DLSE) towards settlement of possible over time payment to certain employees.
# The Company records health insurance liabilities based on the maximum individual claimable amounts by employees. During the year ended March 31, 2008, the Company completed its reconciliation of amounts actually claimed by employees to date, including past years, with the aggregate amount of recorded liability and the net excess provision of Rs. 71 crore was written back.
** For non-training purpose

24.2.2 Capital commitments and contingent liabilities

in Rs. crore
Particulars	As at
	March 31, 2009		March 31, 2008
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		372		664
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		17		7
Claims against the company, not acknowledged as debts
(Net of amount paid to statutory authorities of Rs.200 crore (Rs.101 crore)*		4		3
	in million	in Rs. Crore	in million	in Rs. Crore
Forward contracts outstanding
In US $	$278	1,407	$586.00	2,346
In Euro	€ 27	179	€ 15.00	93
In GBP	£21	149	£3.00	24
Options contracts outstanding
Euro Forward Extra in Euro	–	–	€ 5.00	32
Range barrier options in US $	$113	573	$100.00	400
Euro Accelerator	–	–	€ 12.00	76
Seagull options in US $	$60	304	–	–
Range barrier options in GBP	–	-	£8.00	60
* Claims against the company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs.197 crore (Rs.98 crore), including interest of Rs.43 crore (Rs.18 crore) upon completion of their tax review for fiscal 2004 and fiscal 2005. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter for fiscal 2004 and fiscal 2005 is pending before the Commissioner of Income tax (Appeals), Bangalore.

The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial postion and results of operations.

24.2.3 Obligations on long-term, non-cancelable operating leases

The lease rentals charged for the year ended March 31, 2009 and 2008 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:-

in Rs. crore
Particulars	Year ended March 31,
	2009	2008
Lease rentals recognized during the period	114	86

in Rs. crore
Lease obligations	As at
	March 31, 2009	March 31, 2008
Within one year of the balance sheet date	80	65
Due in a period between one year and five years	223	145
Due after five years	72	76

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of these lease agreements have price escalation clause.

24.2.4 Related party transactions

During the year ended March 31, 2009, an amount of Rs. 20 crore (Rs.20 crore for the year ended March 31, 2008) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

During the year ended March 31, 2009, an amount of Rs 15 crores (Rs. NIL for the year ended March 31, 2008) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

24.2.5 Transactions with key management personnel

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2009 and 2008 have been detailed in Schedule 24.3, since the amounts are less than a crore.

24.2.6 Research and development expenditure

in Rs. crore
Particulars	Year ended March 31,
	2009	2008
Capital	31	–
Revenue	237	201

24.2.7Stock option plans

The company has two stock option plans that are currently operational.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

Number of options granted, exercised and forfeited during the	Year ended March 31,
	2009	2008

Options outstanding, beginning of period	15,30,447	20,84,124
Less: exercised	4,55,586	5,00,465
forfeited	1,58,102	53,212
Options outstanding, end of period	9,16,759	15,30,447

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Year ended March 31,
	2009	2008
Options outstanding, beginning of period	14,94,693	18,97,840
Less: exercised	3,78,699	2,85,431
forfeited	1,95,918	1,17,716
Options outstanding, end of period	9,20,076	14,94,693

The aggregate options considered for dilution are set out in note 24.2.16

Infosys BPO's 2002 Plan

Infosys BPO's 2002 Plan provides for the grant of stock options to employees of Infosys BPO and was approved by the Board of Directors and stockholders in September 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Infosys BPO. The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value (“FMV”) on the date of grant. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in Infosys BPO's 2002 Plan for the year ended March 31, 2009 and 2008 :-

Number of options granted, exercised and forfeited	Year ended March 31,
	2009	2008
Options outstanding, beginning of period	–	2,200
Granted	–	–
Less: exercised	–	–
forfeited	–	(2,200)
Options outstanding, end of period	–	–

Proforma Accounting for Stock Option Grants

Guidance note on "Accounting for employee share based payments" issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by the guidance note, Infosys has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of the guidance note "Accounting for employee share based payments". Had the compensation cost for Infosys's stock-based compensation plan been determined in a manner consistent with the fair value approach described in guidance note, the Company's net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:-

Particulars	Year ended March 31,
	2009	2008
Net Profit:
As Reported	5,988	4,659
Less: Stock-based employee compensation expense	7	13
Adjusted Proforma	5,981	4,646
Basic Earnings per share as reported	104.60	81.53
Proforma Basic Earnings per share	104.47	81.31
Diluted Earnings per share as reported	104.43	81.26
Proforma Diluted Earnings per share	104.30	81.04

The Finance Act, 2007 included Fringe Benefit Tax (“FBT”) on Employee Stock Option’s Plan (ESOPs). FBT liability crystallizes on the date of exercise of stock options. During the year ended March 31, 2009, 4,55,586 and 3,78,699 equity shares were issued pursuant to the exercise of stock options by employees under the 1998 and 1999 stock option plans, respectively. FBT on exercise of stock options of Rs. 3 crore for the year ended March 31, 2009 has been paid by the Company and subsequently recovered from the employees. Consequently, there is no impact on the profit and loss account.

24.2.8 Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Most of Infosys’ operations are conducted through Software Technology Parks (“STPs”). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2010.

 Infosys also has operations in Special Economic Zone ("SEZ's"). Income from SEZs are fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. Pursuant to the amendments in the Indian Income Tax Act, the company has calculated its tax liability after considering Minimum Alternate Tax (MAT). MAT liability can be carried forward and set off against the future tax liabilities. Accordingly a sum of Rs.284 crore and Rs.175 crore is carried forward and disclosed under "Loans and Advances" in the balance sheet as of March 31, 2009 and March 31, 2008, respectively.

The tax provision for the year ended March 31, 2009, includes a net reversal of Rs.108 crore pertaining to earlier periods, comprising Rs. 323 crore for provisions no longer required which is offset by a charge of Rs. 215 crore due to re-assessment of uncertain tax positions. The tax provision for the year ended March 31, 2008 includes a net reversal of Rs.121 crore relating to liabilities no longer required.

24.2.9 Loans and advances

in Rs. crore
Particulars	As at
	March 31, 2009	March 31, 2008
Deposits with financial institutions and body corporate:
HDFC Limited	1,298	1,000
GE Capital Services India Limited	–	285
Life Insurance Corporation of India	253	161
	1,551	1,446

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with Life Insurance Corporation of India represents amount deposited to settle employee benefit obligations as and when they arise during the normal course of business. (Refer to note 24.2.22.b.)

24.2.10. Fixed assets

Profit / loss on disposal of fixed assets during the year ended March 31, 2009 and 2008 is less than Rs.1 crore and accordingly disclosed in note 24.3

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2009.

24.2.11. Details of Investments

Details of investments in and disposal of securities for the year ended March 31, 2009 and 2008:

in Rs. crore
Particulars	Year ended March 31,
	2009	2008
Investment in securities
Long-term investments #	2	–
Certificates of deposit	193	–
Liquid Mutual funds	866	2,045
	1,061	2,045
Redemption / Disposal of Investment in securities
Certificates of deposit*	200	–
Liquid Mutual funds	939	1,998
	1,139	1,998
Net movement in investment	(78)	47
* Represents redemption value inclusive of Rs. 7 crore interest
# During the year ended March 31, 2009, Infosys received 2,420 shares of Mera Sport Technologies Private Limited valued at Rs. 2 crore in lieu of provision of usage rights to the software developed by Infosys. The Investment was fully provided for during this year based on dimunition other than temporary.

24.2.12. Holding of Infosys in its subsidiaries

Name of the subsidiary	Country of incorporation	Holding as at
		March 31, 2009	March 31, 2008
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	USA	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden*	Sweden	–	–
Infosys BPO s.r.o.**	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o **	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited **	Thailand	99.98%	99.98%
Pan Financial Shared Services India Private Limited **	India	–	99.98%
P-Financial Services Holding B.V. Netherlands ***	Netherlands	–	99.98%
Mainstream Software Pty Limited****	Australia	100%	-
* On March 5, 2009 the company incorporated a wholly owned subsidiary, Infosys Technologies (Sweden) AB, which is yet to be capitalized.
** Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o and Infosys BPO (Thailand) Limited are wholly owned subsidiaries of Infosys BPO.
*** During the year ended March 31, 2009, the investments held by P-Financial Services Holding B.V in its wholly owned subsidiaries Pan-Financial Shared Services India Private Limited, Infosys BPO (Poland) Sp. Z.o.o., and Infosys BPO (Thailand) Limited was transferred to Infosys BPO, consequent to which P-Financial Services Holding B.V was liquidated.During the quarter ended March 31, 2009, Infosys BPO merged its wholly owned subsidiary Pan-Financial Shared Services India Private Limited, retrospectively with effect from April 1, 2008 ,vide a scheme of amalgamation sanctioned by the court.
****Mainstream Software Pty Limited is a wholly owned subsidiary of Infosys Australia

Investment in Infosys Mexico

On June 20, 2007 the company incorporated a wholly owned subsidiary, Infosys Technologies S. DE R.L. de C.V. in Mexico ("Infosys Mexico"). As of March 31, 2009, the Company has invested an aggregate of Rs. 22 crore (Mexican Peso 60 million) in the subsidiary.

Investment in Infosys Consulting

During the year ended March 31, 2008, the company invested Rs. 81 crore (US$ 20 million) in its wholly owned subsidiary Infosys Consulting Inc. During the year ended March 31, 2009, the company made an additional investment of Rs. 22 crore (US$ 5 million). As of March 31, 2009, the company has invested an aggregate of Rs. 193 crore (US$ 45 million) in the subsidiary.

Investment in Infosys China

During the year ended March 31, 2009 and year ended March 31, 2008, the company disbursed an amount of Rs. 9 crore (US$ 2 million) and Rs. 10 crore (US$ 3 million) as loan to its wholly owned subsidiary, Infosys Technologies (China) Co. Limited. The loan is repayable within five years from the date of disbursement at the discretion of the subsidiary. Further, during the year ended March 31, 2009, an additional investment of Rs. 19 crore (US$ 4 million) was made in Infosys China. As of March 31, 2009, the company has invested Rs. 65 crore (US$ 14 million) as equity capital and Rs. 51 crore (US$ 10 million) as loan in the subsidiary.

Infosys BPO

During the year ended March 31, 2008 Infosys completed the purchase of 3,60,417 shares of Infosys BPO from its employee shareholders by paying an aggregrate consideration of Rs.22 crore consequent to the forward share purchase agreement entered with them in February 2007. Further, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. for a consideration of Rs. 107 crore by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics NV (Philips). The transaction was accounted as a business combination which resulted in a Goodwill of Rs. 83 crore.

During the year ended March 31, 2009, the investments held by P-Financial Services Holding B.V in its wholly owned subsidiaries Pan-Financial Shared Services India Private Limited, Infosys BPO (Poland) Sp. Z.o.o., and Infosys BPO (Thailand) Limited were transferred to Infosys BPO, consequent to which P-Financial Services Holding B.V was liquidated. During the quarter ended March 31, 2009, Infosys BPO merged its wholly owned subsidiary Pan-Financial Shared Services India Private Limited, vide a scheme of amalgamation sanctioned by the court. As at March 31, 2009, Infosys holds 99.98% of the equity in Infosys BPO.

24.2.13. Provision for doubtful debts

Periodically, the Group evaluates all customer dues to the Group for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer’s ability to settle. The Group normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2009, the Group has provided for doubtful debts of Rs. 66 crore (Rs. 20 crore as at March 31, 2008) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The Group pursues the recovery of the dues, in part or full.

24.2.14 Segment reporting

The Group’s operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.
The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Year ended March 31, 2009 and 2008:

in Rs. crore
Particulars	Financial Services	Manufacturing	Telecom	Retail	Others	Total
Revenues	7,358	4,289	3,906	2,728	3,412	21,693
	5,972	2,454	3,597	1,971	2,698	16,692
Identifiable operating expenses	3,042	1,830	1,431	1,120	1,347	8,770
	2,449	1,077	1,308	821	1,108	6,763
Allocated expenses	1,942	1,133	1,033	720	900	5,728
	1,679	690	1,011	553	758	4,691
Segmental operating income	2,374	1,326	1,442	888	1,165	7,195
	1,844	687	1,278	597	832	5,238
Unallocable expenses						761
						598
Operating income						6,434
						4,640
Other income/(expense), net						473
						704
Net profit before taxes						6,907
						5,344
Income taxes						919
						685
Net profit after taxes						5,988
						4,659

Geographic segments

Year ended March 31, 2009 and 2008:

in Rs. crore
Particulars	North America	Europe	India	Rest of the World	Total
Revenues	13,736	5,705	284	1,968	21,693
	10,349	4,683	219	1,441	16,692
Identifiable operating expenses	5,716	2,284	62	708	8,770
	4,371	1,809	45	538	6,763
Allocated expenses	3,624	1,507	76	521	5,728
	2,909	1,316	62	404	4,691
Segmental operating income	4,396	1,914	146	739	7,195
	3,069	1,558	112	499	5,238
Unallocable expenses					761
					598
Operating income					6,434
					4,640
Other income (expense), net					473
					704
Net profit before taxes					6,907
					5,344
Income taxes					919
					685
Net profit after taxes					5,988
					4,659

24.2.15 Dividends remitted in foreign currencies

The company remits the equivalent of the dividends payable to the holders of ADS (“ADS holders”) in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders

Particulars of dividends remitted:-

in Rs. crore
Particulars	Number of shares to which the dividends relate	Year ended March 31,
		2009	2008
Interim dividend for fiscal 2009	10,97,63,357	110	–
Interim dividend for fiscal 2008	10,92,19,011	–	66
Final dividend for fiscal 2007	10,92,18,536	–	71
Final dividend for fiscal 2008	10,95,11,049	79	–
Special dividend for fiscal 2008	10,95,11,049	219	–

24.2.16. Reconciliation of basic and diluted shares used in computing earnings per share

	Year ended March 31,
	2009	2008
Number of shares considered as basic weighted average shares outstanding	57,24,90,211	57,13,98,340
Add: Effect of dilutive issues of shares/stock options	9,72,970	19,08,547
Number of shares considered as weighted average shares and potential shares outstanding	57,34,63,181	57,33,06,887

24.2.17 Provision for Post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows:

in Rs. crore
Particulars	Year ended March 31,
	2009	2008
Balance at the beginning	53	23
Provision recognized	39	45
Provision utilized	–	(15)
Balance at the end	92	53

Provision for post sales client support is expected to be utilized over a period of 6 months to 1 year.

24.2.18 Gratuity Plan

Effective April 1,2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 9 crore. As required by the standard, the obligation has been recorded with the transfer of Rs. 9 crore to general reserves during fiscal year ended March 31, 2007.

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

in Rs. crore
	As at
	March 31, 2009	March 31, 2008	March 31, 2007
Obligations at period beginning	224	225	183
Service cost	51	50	45
Interest cost	16	17	14
Actuarial loss/(gain)	1	(8)	(1)
Benefits paid	(25)	(23)	(16)
Amendement in benefit plan	–	(37)	–
Obligations at period end	267	224	225
Defined benefit obligation liability as at the balance sheet is wholly funded by the company
Change in plan assets
Plan assets at period beginning, at fair value	236	225	170
Expected return on plan assets	17	18	16
Actuarial gain	5	2	3
Contributions	35	14	54
Benefits paid	(25)	(23)	(18)
Plans assets at period end, at fair value	268	236	225
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the period	268	236	225
Present value of the defined benefit obligations at the end of the period	267	224	225
Asset recognized in the balance sheet	1	12	–
Assumptions
Interest rate	7.01%	7.92%	7.99%
Estimated rate of return on plan assets	7.01%	7.92%	7.99%

in Rs. crore
	Year ended March 31,
	2009	2008
Gratuity cost for the period
Service cost	51	50
Interest cost	16	16
Expected return on plan assets	(17)	(18)
Actuarial gain	(4)	(10)
Plan amendment amortization	(4)	(4)
Net gratuity cost	42	34
Actual return on plan assets	22	20

Gratuity cost, as disclosed above, is included under salaries and bonus and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

Investment details of plan assets

100% of the plan assets are invested in debt instruments.

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

 Effective July 1, 2007, the company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs 37 crore, which is being amortised on a straight line basis to the net profit and loss account over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2009 and March 31, 2008 amounted to Rs.29 crore and Rs.33 crore, respectively and is disclosed under "Current Liabilities".

The group expects to contribute approximately Rs.43 crore to the gratuity trusts during fiscal 2010.

24.2.19.a Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company’s actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the company is unable to exhibit the related information.

The company contributed Rs.153 crore and Rs.122 crore during the year ended March 31, 2009 and 2008 respectively.

24.2.19.b Superannuation

The company contributed Rs.80 crore and Rs.66 crore during the year ended March 31, 2009 and 2008 respectively.

24.2.20. Cash and bank balances

Details of balances as on balance sheet dates with scheduled banks:-

in Rs. crore
Balances with scheduled banks in India	As at
	March 31, 2009	March 31, 2008
In Current account
Citibank-Unclaimed dividend account	1	1
Deustche Bank	13	42
Deustche Bank-EEFC account in Euro	27	31
Deustche Bank-EEFC account in Swiss Franc	3	10
Deustche Bank-EEFC account in United Kingdom Pound Sterling	–	18
Deustche Bank-EEFC account in US dollar	12	129
HDFC Bank-Unclaimed dividend account	–	–
ICICI Bank	18	24
ICICI Bank-EEFC account in Euro	1	3
ICICI Bank-EEFC account in United Kingdom Pound Sterling	6	3
ICICI Bank-EEFC account in US Dollar	42	15
ICICI bank-Unclaimed dividend account	1	1
	124	277
In Deposit account
Andhra Bank	80	–
Axis Bank	–	250
Bank of Baroda	829	500
Bank of India	–	500
Bank of Maharashtra	537	387
Barclays Bank	140	300
Canara Bank	794	115
Corporation Bank	343	440
DBS Bank	25	–
HDFC Bank	–	450
HSBC Bank	283	250
ICICI Bank	560	1,025
IDBI Bank	550	500
ING Vysya Bank	53	20
Punjab National Bank	480	25
Standard Chartered Bank	38	–
State Bank of Hyderabad	200	–
State Bank of India	2,109	1,001
State Bank of Mysore	500	–
Syndicate Bank	500	–
The Bank of Nova Scotia	350	150
Union Bank of India	85	–
Vijaya Bank	95	–
	8,551	5,913

Details of balances as on balance sheet dates with non-scheduled banks:-

in Rs. crore
	As at
Balances with non-scheduled banks	March 31, 2009	March 31, 2008
In Current account
ABN Amro Bank, China	6	7
ABN Amro Bank, China US Dollar	14	1
ABN Amro Bank, Taiwan	1	–
Bank of America, Mexico	2	9
Bank of America, USA	587	318
Citibank NA, Australia	33	32
Citibank NA, Czech Republic	–	3
Citibank NA, Czech Republic Euro account	3	1
Citibank NA, Czech Republic US Dollar	4	3
Citibank NA, Japan	2	2
Citibank NA, Singapore	7	–
Citibank NA, Thailand	1	–
Deutsche Bank, Belgium	6	5
Deutsche Bank, France	1	2
Deutsche Bank, Germany	5	5
Deutsche Bank, Netherlands	1	3
Deustche Bank, Philiphines	1	–
Deustche Bank, Philiphines US Dollar	1	–
Deustche Bank, Poland	–	4
Deustche Bank, Poland Euro account	–	10
Deutsche Bank, Spain	1	2
Deustche Bank, Thailand	2	6
Deutsche Bank, UK	58	76
Deutsche Bank, Switzerland	–	1
HSBC Bank, UK	8	2
ICICI Bank, UK	–	–
National Australia Bank Limited, Australia	30	101
National Australia Bank Limited, Australia US Dollar	7	–
Nordbanken, Sweden	–	1
Royal Bank of Canada, Canada	6	12
The Bank of Tokyo-Mitsubishi UFJ,Ltd.,Japan	1	–
Svenska Handelsbanken, Sweden	–	1
	788	607
In Deposit accounts
Citibank N.A., Czech Republic	4	–
National Australia Bank Limited, Australia	228	153
	232	153
Total Cash and bank balances as per balance sheet	9,695	6,950

24.2.21 Miscelleneous Income

Miscellaneous income of Rs. 36 crore during the year ended March 31, 2009 includes a net amount of Rs.18 crore consisting of Rs.33 crore received from Axon Group Plc, towards the inducement fee offset by Rs.15 crore towards expenses incurred in relation to this transaction.

24.2.22 Cash flow statement

24.2.22.a Unclaimed dividend

The balance of cash and cash equivalents includes Rs.2 crore as at March 31, 2009 (Rs. 2 crore as at March 31, 2008) set aside for payment of dividends.

24.2.22.b Restricted cash

Deposits with financial institutions and body corporate as at March 31, 2009 include an amount of Rs.253 crore (Rs.161 crore as at March 31, 2008) deposited with Life Insurance Corporation of India to settle employee benefit obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

24.3 Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below:

Balance Sheet Items

in Rs. crore
Schedule	Description	As at
		March 31, 2009	March 31, 2008
Balance Sheet
3	Fixed assets
	Deductions/retirements
	Leasehold improvements	0.04	–
	Vehicles	0.23	0.05
	Depreciation
	Vehicles	–	0.55
	Depreciation on assets sold during the period
	Vehicles	0.05	0.03
7	Cash on hand	0.07	0.08
	Scheduled banks-Current Accounts
	Citibank N.A.	0.12	0.32
	HDFC Bank -Unclaimed dividend account	0.46	–
	Deustche Bank-EEFC account in United Kingdom Pound Sterling	0.33	–
	State Bank of India	0.01	0.03
	Non-scheduled banks-Current Account
	ABN Amro Bank, Denmark	0.06	0.01
	ABN Amro Bank, Taiwan	–	0.23
	Banamex, Mexico	0.02	–
	Bank of Baroda, Mauritius	0.06	0.02
	China Merchants Bank, China	0.17	0.33
	Citibank N.A., Czech Republic	0.29	–
	Citibank N.A., Poland	0.01	–
	Citibank N.A., Singapore	–	0.02
	Citibank N.A., Thailand	–	0.31
	Deustche Bank, Philiphines	–	0.25
	Deustche Bank, Poland	0.21	-
	Deustche Bank, Poland Euro account	0.12	-
	Deustche Bank, Philiphines US Dollar	-	0.32
	Deutsche Bank, Zurich,Switzerland US Dollar	0.05	–
	Deutsche Bank,Zurich, Switzerland	0.22	–
	ICICI Bank, UK	0.09	0.27
	Nordbanken, Sweden	0.11	0.89
	PNC Bank, USA	0.03	0.02
	Shanghai Pudong Development Bank, China	0.01	0.09
	Svenska Handelsbanken, Sweden	–	1.23
	Morgan StanleyBank, USA	–	–
8	Unsecured, considered doubtful
	Advance to gratuity trust	–	12.00
10	Provision
	Gratuity payable	0.57	0.30

Profit & Loss Items

in Rs. crore
Schedule	Description	Year ended March 31,
		2009	2008
Profit & Loss
	Provision for investments	–	(0.36)

12	Selling and Marketing expenses
	Office maintenance	0.40	0.42
	Consumables	0.17	0.28
	Software for own use	0.04	0.12
	Computer maintenance	0.00	0.03
	Insurance charges	0.33	0.20
	Repairs to plant and machinery	0.07	–
	Rates and taxes	0.01	0.03

13	General and Administrative expenses
	Auditor’s remuneration :
	Statutory audit fees	–	1.27
	Out-of-pocket expenses	0.04	0.04
	Certification charges	0.05	0.11
	Others	–	0.11
24.2.1	Aggregate expenses

	Provision for doubtful loans and advances	1.49	0.56
	Auditor’s remuneration :
	certification charges	0.05	0.11
	out-of-pocket expenses	0.04	0.04
	others	–	0.11
24.2.10	Profit on disposal of fixed assets, included in miscellaneous income	0.38	0.21
	(Loss) on disposal of fixed assets, included in miscellaneous expenses	–	(0.01)
	Profit/(loss) on disposal of fixed assets, net	–	–

	Minority Interest	0.02	1.21

	Provision for Investments	–	0.36

Cash Flow Statement Items

in Rs. crore
Schedule	Description	Year ended March 31,
		2009	2008
Cash Flow	Profit/ loss on sale of fixed assets	0.38	0.21
Statement	Provisions for investments	–	(0.36)
	Proceeds on disposal of fixed assets	–	0.47

Transactions with key management personnel

Key management personnel comprise directors and members of the executive council.

Particulars of remuneration and other benefits paid to whole-time directors and members of executive council during the year ended March 31, 2009 and 2008 are as follows:

in Rs. crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Co-Chairman
Nandan M Nilekani	0.30	0.07	0.54	0.91
	0.21	0.05	0.56	0.82
Chief Executive Officer and Managing Director
S Gopalakrishnan	0.30	0.07	0.55	0.92
	0.21	0.05	0.55	0.81
Chief Operating Officer
S D Shibulal	0.28	0.07	0.52	0.87
	0.20	0.05	0.53	0.78
Whole-time Directors
K Dinesh	0.30	0.07	0.54	0.91
	0.21	0.05	0.56	0.82
T V Mohandas Pai	0.36	0.09	2.14	2.59
	0.33	0.11	1.36	1.80
Srinath Batni	0.35	0.09	1.43	1.87
	0.31	0.08	0.88	1.27
Chief Financial Officer
V Balakrishnan	0.29	0.07	2.00	2.36
	0.26	0.08	0.29	0.63
Executive Council Members
Ashok Vemuri	1.99	–	2.05	4.04
	1.57	–	1.24	2.81
Chandra Shekar Kakal	0.26	0.06	1.26	1.58
	0.23	0.06	0.49	0.78
B.G. Srinivas	1.82	–	2.85	4.67
	1.67	–	1.40	3.07
Subhash B. Dhar	0.23	0.06	0.98	1.27
	0.18	0.05	0.32	0.55

Particulars of remuneration and other benefits of non-executive/ independent directors for the year ended March 31, 2009 and 2008:

in Rs. crore
Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.68	–	0.02	0.70
	0.56	–	0.01	0.57
Prof.Marti G. Subrahmanyam	0.71	–	0.25	0.96
	0.47	–	0.12	0.59
Dr.Omkar Goswami	0.58	–	0.03	0.61
	0.44	–	0.01	0.45
Claude Smadja	0.67	–	0.26	0.93
	0.42	–	0.20	0.62
Rama Bijapurkar	0.56	–	0.01	0.57
	0.44	–	0.01	0.45
Sridar A. Iyengar	0.82	–	0.20	1.02
	0.55	–	0.09	0.64
David L. Boyles	0.69	–	0.21	0.90
	0.47	–	–	0.47
Jeffrey S. Lehman	0.63	–	0.22	0.85
	0.43	–	0.02	0.45
N. R. Narayana Murthy*	0.63	–	–	0.63
	0.50	–	–	0.50
* Non-executive chairman of the board and chief mentor.

Auditor’s Report on Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Infosys Technologies Limited Pursuant to the Clause 41 of the Listing Agreement

To
Board of Directors of Infosys Technologies Limited

We have audited the quarterly consolidated financial results of Infosys Technologies Limited (‘the Company’) for the quarter ended 31 March 2009 and the consolidated year to date results for the period from 1 April 2008 to 31 March 2009, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement. These quarterly financial results as well as the consolidated year to date financial results have been prepared from consolidated interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial results based on our audit of such consolidated interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, prescribed by the Companies (Accounting Standards) Rules, 2006 and other accounting principles generally accepted in India.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these consolidated quarterly financial results as well as the consolidated year to date results:

(i)	include the quarterly financial results and year to date results of the following entities:
(a)	Infosys BPO Limited;
(b)	Infosys BPO s.r.o;
(c)	Infosys Consulting Inc.;
(d)	Infosys Technologies (Australia) Pty Limited;
(e)	Mainstream Software Pty Limited;
(f)	Infosys Technologies (China) Co. Limited;
(g)	Infosys Technologies S. de R.L.de C.V;
(h)	Infosys Technologies (Sweden) AB;
(i)	P-Financial Services Holding B.V. Netherlands;
(j)	Infosys BPO Poland Sp z.o.o (formerly known as P – Financial Services Poland Sp z.o.o); and
(k)	Infosys BPO (Thailand) Limited (formerly known as P-F Services Centre Thailand Limited)
(ii)	have been presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and
(iii)

give a true and fair view of the consolidated net profit and other financial information for the quarter ended 31 March 2009 as well as the consolidated year to date results for the period from 1 April 2008 to 31 March 2009.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the consolidated number of shares as well as percentage of shareholdings in respect of aggregate amount of consolidated public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
15 April 2009